2006 Annual Report


We Stand Behind Our Results

NEOGEN®
CORPORATION

CONTENTS

Financial Highlights 1
Chairman's Message 2
We Stand Behind Our Results 4
Management's Discussion and Analysis of Financial Condition and Results of Operations 10
Consolidated Balance Sheets 16
Consolidated Statements of Income 17
Consolidated Statements of Stockholders' Equity 18
Consolidated Statements of Cash Flows 19
Notes to Consolidated Financial Statements 20
Management's Report on Internal Control Over Financial Reporting 30
Reports of Independent Registered Public Accounting Firm 30
Officers and Directors 32
2006 Annual Meeting 32
Stock Profile Activity 32

Amounts in thousands, except per share

Years Ended May 31,	2006	2005	2004	2003	2002
Operations:					
Total Revenues	$ 72,433	$ 62,756	$ 55,498	$ 47,685	$ 42,065
Food Safety Sales	34,951	28,156	27,567	26,476	20,970
Animal Safety Sales	37,482	34,600	27,931	21,209	21,095
Operating Income	12,045	8,769	7,542	6,785	5,500
Net Income	7,941	5,916	5,099	4,787	3,945
Basic Net Income Per Share	.96	.73	.64	.63	.53
Diluted Net Income Per Share	.92	.70	.61	.60	.49
Average Diluted Shares Outstanding	8,644	8,492	8,377	[illegible]985	7,972

TOTAL REVENUES
(DOLLARS IN THOUSANDS)


$80,000
70,000
60,000
50,000
40,000
2002
2003
2004
2005
2006

NET INCOME
(DOLLARS IN THOUSANDS)


$8,000
7,000
6,000
5,000
4,000
3,000
2002
2003
2004
2005
2006

TOTAL ASSETS
(DOLLARS IN THOUSANDS)


$90,000
75,000
60,000
45,000
30,000
2002
2003
2004
2005
2006

In thousands

May 31,	2006	2005	2004	2003	2002
Financial Strength:					
Cash and Marketable Securities	$ 1,959	$ 1,972	$ 1,696	$ 8,897	$ 6,353
Working Capital	26,252	22,644	20,619	22,208	19,651
Total Assets	88,290	63,884	59,975	48,036	40,270
Long-Term Debt	9,955	-	3,900	-	-
Stockholders' Equity	64,548	54,835	47,842	41,402	35,546



JAMES L. HERBERT

The team just keeps winning! For the 13th consecutive year, I can report Neogen set a new record in both revenues and earnings. I couldn't be prouder of this team of over 400 employees that continues to keep our long growth record intact.

Revenues for our 2006 fiscal year were $72.4 million, a 15% increase. Net income for the year increased by 34% to $7.9 million as compared to $5.9 million a year ago. This translates to $0.92 per share for the 2006 year as compared with $0.70 per share last year.

Not only has Neogen's annual growth record been unusually strong, but the team record for quarterly performance is even more striking. Neogen now has over 53 consecutive profitable quarters from operations. We began building our quarterly revenue record 15 ½ years ago and now can claim 57 quarters of the last 62 to show revenue increases on a year over year comparison.

"Being able to stand behind this record of results has undoubtedly enabled us to... provide an exceptional investment opportunity for our shareholders."

Being able to stand behind this record of results has undoubtedly enabled us to earn customer confidence, hire outstanding employees, receive great cooperation in the communities in which we operate, and provide an exceptional investment opportunity for our shareholders.

BALANCE SHEET STRONG

Neogen generated approximately $12.3 million in cash from operations during the year. That cash along with some bank borrowing allowed us to make two attractive acquisitions and expand our facilities and equipment requirements for profitable future growth. Though at year end our balance sheet shows $10 million in bank borrowing, that full amount was retired as a result of the successful completion of a 650,000 share stock offering the beginning of June. This leaves the company debt free, significant cash generation, and an unused bank line of credit of $17.5 million. Neogen also continued its solid growth in shareholder value as shareholder equity increased by 18%—the 13th consecutive year of equity increase.

BOTH DIVISIONS SOLID

Neogen manages its business as two divisions – Food Safety and Animal Safety. Both generated strong results for the past year.

Our Animal Safety Division had the highest revenues for the year at approximately $37.5 million. These revenues were 8% higher than a year ago, and all of those results came from organic growth. Vaccine product sales showed an increase of 11% for FY '06 following a 15% increase we experienced in FY '05. The results from our veterinary instrument group also showed good year to year comparisons with revenues up 15% for FY '06 following a 33% increase in FY '05. This has allowed Neogen to be an even greater factor in serving the nation's farmers and ranchers as they improve food safety back inside the farm gate.

TOTAL REVENUES
(DOLLARS IN THOUSANDS)


$80,000
70,000
60,000
50,000
40,000
2002
2003
2004
2005
2006

The greatest increase in revenue growth came from our Food Safety Division with revenues approaching $35 million—up 24% compared to last year. After struggling a bit in FY '05 with only a 2% increase in revenue, this group turned in good results on organic growth, and the beginning of some exciting new growth opportunities.

Sales of diagnostic products for the detection of natural toxins, drugs, and allergens led the way with sales up 51%. Dehydrated culture media operations were up 13% for FY '06 even following the strong results for FY '05. Sales of diagnostic tests for the detection of bacteria and general sanitation showed an increase compared to a decrease in the prior year. This turnaround is in line with the expected improved results we communicated to shareholders last year.

INTERNATIONAL GROWTH CONTINUES

Studies indicate that as much as 66% of Neogen's potential revenue lies outside the U.S. This has dictated the company should continue to look for international marketing opportunities. In FY '06, international sales accounted for 29% of total revenue. These results follow the established trend from 27% last year and 25% the preceding year.

Over the past two years, Neogen has expanded its Neogen Europe Ltd. operations in Scotland as the center of distribution and focal point of our business development in the EU countries. Revenues from our European operations increased 14% this year.

CONSOLIDATION EXPANDS EFFICIENCY

Productivity improvements as well as better utilization of our facilities drove operating income to over $12 million for the year – a 37% improvement as compared to last year. A part of this came through an increase in gross margins to 51.1% this year as compared to 48.8% last year. Investments in '06 in both equipment and additional facilities should allow us to continue these improvements going forward.

STRATEGIC ACQUISITIONS COMPLETED

During the year, we made some strategic acquisitions that will be important to the company's future growth. At the end of December, we completed the acquisition of the dairy antibiotic test kit business from Belgium based UCB and announced our intention to relocate that manufacturing facility from Barcelona, Spain to Lansing. I'm pleased that in June we had successfully relocated that entire business and were producing product for our worldwide customer base without interruption of supply to our customers.

It is estimated that the worldwide market for testing of antibiotic residues in milk approaches $60 million. For the last full year of operation prior to our acquisition, revenues were approximately $8.5 million. We believe there is good worldwide growth opportunity for dairy diagnostic tests. We are currently seeking FDA approval for the diagnostic tests that would open the sizeable U.S. market opportunity.

In late February, Neogen acquired Centrus International from Eastman Chemical. Again, we acquired an important product for the testing of general microbial contamination where we had not enjoyed any unique product advantages earlier. Significant portions of this business will also be moved to Lansing where the company has an outstanding group of microbiologists in R&D and technical services. Though Centrus had revenues of less than $3 million during its last year under Eastman ownership, we believe Neogen has good growth opportunities with this product also.

STOCKHOLDERS' EQUITY
(DOLLARS IN THOUSANDS)



$70,000
60,000
50,000
40,000
30,000
2002
2003
2004
2005
2006

During the year, Neogen also acquired a 55,000 square foot building near its Lansing campus. Remodeling has now begun on this facility that will allow for some important increase in staffing in our R&D activities, consolidation of vaccine production from Tampa, and provide space for future growth.

ORGANIZATIONAL CHANGES

In May, we lost a member of the Board of Directors and a personal friend with the death of Ted Doan. Ted served as a member of the Board for almost 24 years and his encouragement was important. We appreciate the legacy Ted left us.

In June, Jack Parnell stepped down as Chairman of Neogen's Board where he has played an important role for the company since 2001, but will continue as a member of the Board. I was elected as Chairman of the Board and Chief Executive Officer, and Lon Bohannon was elected President and Chief Operating Officer.

It was very appropriate at Neogen's stage of growth that we adjust some areas of responsibility to get the right people in the right places to continue to drive our future growth. Lon's knowledge of our business, impeccable business judgement, demonstrated leadership ability, and unquestionable personal and corporate ethics clearly makes him the right person to drive that growth.

"Investments in '06 in both equipment and additional facilities should allow us to continue these improvements going forward."

I have worked side-by-side with Lon for 21 years since he joined the company as Controller, moved to Chief Financial Officer, and then COO. I don't intend to retire, but instead continue to work with Lon in strategic areas that are going to be important to our growth as we begin to focus on the $200 million revenue mark.

The continued worldwide emphasis on food safety and animal safety will undoubtedly allow us to continue to provide the results that our customers, shareholders, and employees rely upon.

James L. Herbert
Chairman & CEO

We Stand Behind Our Results

People are drawn to Neogen in a variety of ways. Customers come seeking a solution for a food or animal safety concern. Investors come seeking a solid investment, and distributors come to align with a profitable business partner. Leaders in Neogen's home communities come to build relationships for the mutual benefit of the company and communities. New employees come seeking challenging careers with a company that matches their limitless potential.

No matter how they arrive at Neogen, they all are seeking one thing: a solid, stand-up company that stands behind its results.

When a food producer uses a Neogen test to determine whether a product sample contains a dangerous contaminant before shipping the product to consumers, he wants to know that Neogen stands next to him throughout the testing process. When a horse care provider vaccinates a promising foal with Neogen's vaccine, she wants to do so with a product from a company with a proven track record. When a private investor is evaluating the company for a possible purchase of Neogen stock, he wants to know the financial results he is analyzing are beyond reproach.

From supplying products to be used to ensure safety from inside farm gates to dinner plates around the world, to achieving consistent growth in sales and profitability, to the way it conducts its everyday operations, Neogen produces results that it proudly stands behind.

Results

More than 15 years of excellent financial performance

Increased positive notice in the investment community

Products customers can trust

Increasing product offerings through internal research and development

Increasing product offerings through acquisition

Adding jobs, and retaining key employees

Improving Neogen home communities




NASDAQ
$15,000
12,000
9,000
6,000
3,000
2002
2003
2004
2005
2006
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200
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Aflatoxin
DON
SAMPLE
Ramik

RESULT

More than 15 years of excellent financial performance

Neogen completed its 2006 fiscal year by extending its string of profitable quarters from operations to 53—more than 13 straight years of profitability. With its recently completed fourth quarter, the company also marked the 57th quarter of the past 62 that Neogen showed a revenue increase as compared to the same time period from the prior year. That excellent record of performance now covers more than 15 years. Neogen's 15 years of nearly unblemished revenue growth is reflected in the company's compound annual growth rate of almost 20% over that time span.

RESULT

Increased positive notice in the investment community

With Neogen's continuing record of exceptional financial performance has come increasing recognition in the financial press and among investors. Recent notice has included:

- For the fourth time in six years, Neogen was named to *Forbes Magazine's* list of the 200 Best Small Companies in America. The annual list is based on growth in sales, earnings, and return on equity for the past five years, and the latest 12 months.
- Neogen's 2006 fiscal year also saw the company being chosen by the Russell Investment Group to be included in its new Russell Microcap Index.
- The NASDAQ National Market chose Neogen to be included in its new top tier of listed companies, the Global Select Market. "Neogen is an example of an industry leader that has achieved superior listing standards, which clearly defines the essence of the Global Select Market," NASDAQ Vice President Bruce Aust said in announcing the new market tier.

RESULT

Products customers can trust

Since Neogen first developed rapid test kits more than 20 years ago, millions of food and animal feed samples have been tested for a dangerous pathogen, naturally occurring toxin or food allergen using a Neogen product. In those 20 years, there has never been a single recall or illness that would indicate a test result was wrong. Not one. The wide and expanding use of Neogen's line of veterinary products on animals ranging from beloved companion pets to valuable livestock and performance animals provides compelling evidence that these products are safe and effective.

Neogen's customers face serious consequences if their products are contaminated with any of a number of well-established or emerging threats, including dangerous bacteria, spoilage bacteria, natural toxins, veterinary drug residues in meat and milk, unlabeled food allergens, sanitation concerns, broken veterinary needles, rodent filth, or other contaminants. No other company offers the breadth of products, variety of formats, and packaging options to provide the efficient solutions that food and animal safety customers are seeking.


NEOGEN Vet
NEOGEN
NEOGEN
Milk
Milk
SAMPLE
SAMPLE

Increasing product offerings through internal research and development

Neogen maintains a strong commitment to innovation through its R&D activities, with expected annual R&D expenditures to be maintained at about 5-6% of total company revenues. Neogen has ongoing development projects for new or improved diagnostic tests for the food safety, pharmacologics, and animal safety markets, as well as engineering projects for new or improved veterinary instruments.

Recent innovations developed through Neogen's internal efforts include:

- Neogen's new AccuPoint® ALP (alkaline phosphatase) Test. AccuPoint ALP uses the same luminometer used by the company's AccuPoint ATP sanitation monitoring system to test for ALP—an enzyme naturally present in milk from mammals. Because ALP is destroyed only under conditions more severe than is required to kill most pathogens, tests for the presence of ALP have long been used in the dairy industry to ensure the effectiveness of pasteurization processes. Neogen's new ALP test forms a strong complement to the company's new dairy antibiotic tests.
- The company's new Reveal® for Total Milk Allergen lateral flow test adds to Neogen's line of tests in the easiest and quickest format available for food allergens. The company also recently added food allergen tests for soy flour and hazelnut, which further solidifies Neogen's status as the unquestioned leader as supplier of the most comprehensive line of food allergen testing products to the food industry.
- Neogen's new ThyroKare™ thyroid hormone replacement therapy offers key advantages over similar existing products on the companion animal market. ThyroKare joins an expanding, and increasingly successful, line of quality companion animal products that also includes UriCon™ Tablets for the control urinary incontinence; RenaKare™, a potassium supplement; UriKare™, a urinary acidifier; PanaKare™ Plus for the treatment of exocrine pancreatic insufficiency; and ImmunoRegulin®, an immune stimulant used to treatment *Staph. pyoderma* in dogs.
- Neogen's new LESS (*Listeria* Enrichment Single Step) culture medium trims the incubation time needed to detect *Listeria* in environmental samples to 24 hours, from 48 hours or longer for most other test systems. The new single-step medium also eliminates the need for two separate enrichment media to detect the dangerous foodborne pathogen.
- Neogen's new forensic drug detection assay format makes the testing process even easier. Thus far, Neogen has enhanced 10 of its extensive line of approximately 80 forensic drug detection tests with the improved format, including tests for LSD, cocaine, PCP, opiates, barbiturates, THC, and amphetamines. This family of drug test kits is also used to detect drugs of abuse in eventing animals, and drugs of all types in food products. Four additional tests in the improved format are scheduled for release in the 2007 fiscal year.


BetaStar
Soleris™ optical microbial detection technology
soleris™

RESULT

Increasing product offerings through acquisition

With significant unused lines of credit and strong quarter-to-quarter cash generation, Neogen continues to have the capability to pursue synergistic acquisitions that provide access to new markets, and provide new product offerings for established markets.

Recent Neogen acquisitions include:

- Neogen's acquisition of UCB's dairy antibiotic testing business provided the company access to the worldwide market for antibiotic testing of milk, which has been estimated to exceed $60 million. A significant portion of that total market is in the United States, where virtually every load of raw milk delivered to dairy processing plants is tested for antibiotic residues. Neogen continues to anticipate a key U.S. FDA approval for the domestic use of its advanced BetaStar® dairy antibiotic testing product within its 2007 fiscal year. The dairy antibiotic testing kits represent a strong complementary fit with other testing products that Neogen offers the dairy industry.
- Neogen's acquisition of Centrus International from Eastman Chemical provided Soleris™, a user-friendly, rapid optical testing system that accurately detects microbial contamination. Soleris provides the company a product line to effectively compete in the general microbial rapid test market. Unlike Neogen's tests for dangerous pathogens such as *E. coli* 0157:H7, *Salmonella* and *Listeria*, the focus of the Soleris system is bacteria associated with poor food quality and spoilage. Of the 36 market segments served by Neogen's Food Safety Division, 29 have been identified as potential users of the Soleris system. The worldwide market for the general microbiology testing that Soleris targets is estimated to be approximately $200 million a year.

RESULT

Adding jobs, and retaining key employees

With news of corporate layoffs and job migration filling the business pages, job security remains a major employee concern. In these turbulent times, Neogen has succeeded in providing a more stable work environment for its increasing roster of employees. While other companies are cutting back, Neogen has judiciously added employees to meet the increased staffing demands that accompany substantial internal growth and acquired product lines.

Most of Neogen's key management staff have been with the company for at least 10 years, and many other key positions are filled with employees who have been with Neogen for at least 5 years. An employee stock purchase program that was initiated in 2002 has helped further instill a pride of ownership. Neogen believes employee-owners are more committed to achieving success, and better understand the importance of building and maintaining beneficial relationships with co-workers, investors, and customers.


Before
After

Improving Neogen's home communities

While Neogen strives to extend the reach of its products to improve food and animal safety throughout the world, the company also takes pride in improving the communities it calls home. The most visible results in improving Neogen's home communities have taken place in Lansing, Mich., the company's headquarters. Various city tax abatements over the company's 24 years in Lansing have been repaid many times over as Neogen and city and state governments have continued to work together. Michigan Governor Jennifer Granholm said: "Michigan's economy has long been a 'one-legged stool' because of an over-reliance on the automobile industry," and "Companies such as Neogen can provide Michigan's 'second and third legs,'" at the October 2005 ribbon cutting of Neogen's new 50,000 square foot manufacturing facility.
The company created state-of-the-art dehydrated culture media and veterinary instrument production facilities, and numerous local jobs, from what had been a 95-year-old abandoned building near downtown Lansing.

Neogen has enjoyed similar mutually beneficial relationships in Lexington, Ky., Randolph, Wisc., and Ayr, Scotland, as the company continues to help expand community employment and tax bases. In FY 2004, Neogen made the decision to stay and grow in Lexington when it purchased and moved into an 80,000 square foot facility.

Also in FY 2004, the Scottish government worked with Neogen to assist the company with growing in Ayr, Scotland. Scotland's assistance of Neogen Europe Ltd. has already paid off. Neogen Europe was recently awarded the Enterprising Scotland Award for International Business, Scotland's top exporting business award.

Although groups come to Neogen for a number of reasons, they are all seeking one thing—results. Neogen is proud to stand behind the results it provides to investors, customers, employees, and communities.

The information in this Management's Discussion and Analysis of Financial Condition and Results of Operations contains both historical financial information and forward-looking statements. Neogen Corporation management does not provide forecasts of future financial performance. While management is optimistic about the Company's long-term prospects, historical financial information may not be indicative of future financial results.

Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors, including competition, recruitment and dependence on key employees, impact of weather on agriculture and food production, identification and integration of acquisitions, research and development risks, patent and trade secret protection, government regulation and other risks detailed from time to time in the Company's reports on file at the Securities and Exchange Commission, that could cause Neogen Corporation's results to differ materially from those indicated by such forward-looking statements, including those detailed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

In addition, any forward-looking statements represent management's views only as of the day this Report on Form 10-K was first filed with the Securities and Exchange Commission and should not be relied upon as representing management's views as of any subsequent date. While management may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, even if its views change.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of the Company's financial condition and results of operations are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including those related to receivable allowances, inventories and intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies reflect management's more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

Revenue from sales of products is recognized at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership, which is generally at the time of shipment. Where right of return exists, allowances are made at the time of sale to reflect expected returns based on historical experience.

Accounts Receivable Allowance

Management attempts to minimize credit risk by reviewing customers' credit histories before extending credit and by monitoring credit exposure on a regular basis. An allowance for possible losses on accounts receivable is established based upon factors surrounding the credit risk of specific customers, historical trends and other information, such as changes in overall changes in customer credit and general credit conditions. Actual collections can differ from historical experience, and if economic or business conditions deteriorate significantly, adjustments to these reserves could be required.

Inventory

A reserve for obsolescence is established based on an analysis of the inventory taking into account the current condition of the asset as well as other known facts and future plans. The amount of reserve required to record inventory at lower of cost or market may be adjusted as conditions change. Product obsolescence may be caused by shelf-life expiration, discontinuance of a product line, replacement products in the marketplace or other competitive situations.

Valuation of Intangible Assets and Goodwill

Management assesses goodwill and other non-amortizable intangible assets for possible impairment on no less often than an annual basis. This test was performed in the fourth quarter of fiscal 2006 and it was determined that no impairment exists. There was also no impairment indicated for 2005 or 2004. In the event of changes in circumstances that indicate the carrying value of these assets may not be recoverable, management will make an assessment at any time. Factors that could cause an impairment review to take place would include:

- Significant under performance relative to expected historical or projected future operating results.
- Significant changes in the use of acquired assets or strategy of the Company.
- Significant negative industry or economic trends.

When management determines that the carrying value of intangible assets may not be recoverable based on the existence of one or more of the above indicators of impairment, the carrying value of the reporting unit's net assets is compared to the projected discounted cash flows of the reporting unit using a discount rate commensurate with the risk inherent in the Company's current business model. If the carrying amounts of these assets are not recoverable based upon a discounted cash flow analysis, such assets are reduced by the estimated shortfall of fair value to recorded value. Changes to the discount rate or projected cash flows used in the analysis can have a significant impact on the results of the impairment test.

RESULTS OF OPERATIONS

Executive Overview

On an overall basis, the 2006 fiscal year had a 15% revenue increase in comparison with the fiscal year ended May 31, 2005, as a result of increases in each of the Company's operating segments. A portion of the Food Safety segment's revenue increases came from the Company's December 2005 acquisition of the dairy antibiotic testing business of UCB and from the February 2006 acquisition of Centrus International Inc. Revenue from continuing product sales increased by 8%. This growth came as a result of the further implementation of the segment's sales and marketing plans and continuing recognition of the ease of use and beneficial results from the Company's products. Animal Safety sales grew 8% as the segment continues its aggressive approach to sales and marketing of its products. Gross margins increased by 2% to 51% for the year and net income was up 34% to $7,941,000. These increases resulted principally due to changes in product mix, acquisitions during the year, the effect of reorganizations during the past years and continued strong control of costs. Operating expenses declined in fiscal 2006 to 34% from 35% as the company continued its strong cost containment measures. Net income increased 34% to $7,941,000 in fiscal 2006 from $5,916,000 in 2005.

REVENUES

	Twelve Months Ended				
(dollars in thousands)	**May 31, 2006**	**Increase (Decrease)**	May 31, 2005	Increase (Decrease)	May 31, 2004
Food Safety:					
Natural Toxins, Allergens & Drug Residues	**$ 16,633**	**51%**	$ 10,982	5%	$ 10,502
Bacterial & General Sanitation	**10,115**	**2%**	9,943	(5%)	10,457
Dry Culture Media & Other	**8,203**	**13%**	7,231	9%	6,608
	$ 34,951	**24%**	$ 28,156	2%	$ 27,567
Animal Safety:					
Life Sciences & Other	**$ 4,553**	**5%**	$ 4,331	9%	$ 3,973
Vaccine	**2,837**	**11%**	2,564	15%	2,222
Rodenticides & Disinfectants	**10,651**	**7%**	9,941	144%	4,076
Veterinary Instruments & Other	**19,441**	**9%**	17,764	1%	17,660
	$ 37,482	**8%**	$ 34,600	24%	$ 27,931
Total Revenues	**$ 72,433**	**15%**	$ 62,756	13%	$ 55,498

Within the Food Safety Segment, Natural Toxins and Allergens sales were up 51% in fiscal year 2006 in comparison with sales in 2005 and up 5% in fiscal year 2005 in comparison with 2004. A significant portion of the gain in FY 2006 resulted from the acquisition of the UCB dairy antibiotic testing business. Exclusive of the dairy antibiotic testing business, Natural Toxins and Allergens revenues increased by 18% in comparison with the 2005 fiscal year. Increases in diagnostic test kit sales to detect naturally occurring toxins such as aflatoxin continue to be realized due to superior technologies and marketing by the Company. Sales of food test kits to detect the presence of harmful allergens continued to increase with the new labeling regulations in January 2006 and through the introduction of several new products during fiscal year 2006. The growth in this area is fueled by public and producer recognition of this food safety threat.

Sales of Bacteria and General Sanitation products, including the sales of products contributed by the acquisition of Centrus International in February 2006, increased by 2% in fiscal year 2006 in comparison with fiscal 2005 but had declined by 5% from fiscal year 2004 to 2005. Sales of the AccuPoint ATP general sanitation test continued to gain momentum throughout fiscal year 2006 and 2005 following a move from an outside supplier of ATP product to a more user friendly and stable internally produced product with improved margins. Sales of diagnostic tests for the detection of bacteria have decreased marginally as a result of newer competition and some pricing erosion in the marketplace.

Dry culture media and other sales increased by 13% in 2006 and by 9% in 2005 primarily as a result of increased market penetration both domestically and internationally. The Company's focus on customer service and resolution of customer operating problems has resulted in acceleration in sales.

Within the Animal Safety Segment, sales of life science and other products increased by 5% in fiscal year 2006 in comparison with 2005 and by 9% in 2005 in comparison with the 2004 fiscal year. Sales of forensic drug tests, TMB Substrates and diagnostic research kits each contributed to the sales growth as the Company continues to add business from the existing customer base as well as by adding new customers.

Vaccine product sales increased by 11% in 2006 in comparison with 2005 and by 15% in fiscal 2005 in comparison with 2004, fueled by strong increases in sales in international markets, due in part to the new single dose product and equine practitioners who continue to purchase the immune stimulant vaccine for use against the deadly West Nile Virus in horses.

Sales of Hacco rodenticides and Hess and Clark disinfectants continued to contribute to the 2006 sales increases and grew by 7% in 2006. Revenues from these products grew 144% in 2005 with a full year of sales, in comparison with a partial year in 2004 following the November 2003 acquisition. Rodenticide revenue increases in 2006 are also due to increased market penetration in OEM customers as well as from strong zinc phosphide sales in the Northwest due to vole outbreaks.

Veterinary instruments and other sales increased in 2006 by 9% and increased by 1% in 2005. Fiscal year 2006 increases of 15% in Ideal Instrument veterinary products were offset by declines in revenues related to equine supplements, certain wound care and other products. In 2005 increases were driven by a 33% increase in sales of veterinary instruments including a 17% increase of sales of those products through retail chain distribution. Other 2005 growth contributors in this category include certain of the Company's wound care products that nearly doubled in the 2005 year and the Company's unique D3 detectable needle.

COST OF GOODS SOLD

(dollars in thousands)	**2006**	**Increase**	2005	Increase	2004
Costs of goods sold	**$ 35,427**	**10%**	$ 32,153	15%	$ 27,989

Cost of goods sold increased by 10% in 2006 and by 15% in 2005 in comparison with the prior year. This compares against a 15% increase in revenues in 2006 and a 13% increase in revenues in 2005. Expressed as a percentage of revenues, cost of goods sold was 49%, 51% and 50% in 2006, 2005, and 2004 respectively. Overall margins in 2005 and 2004 were affected negatively by costs related to relocation of operating facilities in Chicago and Baltimore to Lansing and Lexington.

Food Safety gross margins were 59%, 57% and 57% in 2006, 2005 and 2004, respectively. Changes in margins between periods relate primarily to changes in product mix. In fiscal 2004 and 2005, the Company increased overhead costs related to the new diagnostic manufacturing facility and the new ATP product introduction that adversely affected gross margins. Margins in 2005 were also adversely affected by the cost of moving the Company's Acumedia unit and the start up costs of the new facility in Lansing. Food Safety margins sequentially increased during the 2005 fiscal year and more fully during the 2006 fiscal year as the effects of efficiencies resulting from investments in manufacturing facilities and the ATP change to manufacture this product internally began to be realized.

Animal Safety gross margins were 43%, 42% and 42% in 2006, 2005 and 2004, respectively. Changes in margins between periods relate primarily to product mix. Margins in the 2004 year were adversely affected by costs related to the closing and move of the Company's Ideal unit from Chicago to Lexington and Lansing.

OPERATING EXPENSES

(dollars in thousands)	**2006**	**Increase (Decrease)**	2005	Increase (Decrease)	2004
Operating Expenses:					
Sales and Marketing	**$ 15,799**	**17%**	$ 13,484	12%	$ 12,052
General and Administrative	**6,174**	**10%**	5,621	12%	5,022
Research and Development	**2,988**	**9%**	2,729	(6%)	2,893

Sales and marketing expense categories increased in 2006 by 17% and increased by 12% in 2005 as compared with 2004. As a percentage of sales, sales and marketing expense increased in 2006 to 22% from 21% in 2005 and had decreased from 22% in 2004. These reduction of sales and marketing expense as a percentage of revenues in 2005 resulted from strong cost containment measures and certain more recent acquisitions that require relatively less sales and marketing support. Also, during 2004, a royalty agreement expired in which the Company was obligated to pay royalties to research corporation investors on natural toxin test kit sales. This royalty contributed 1% of the decrease in expenses. Management plans to continue to expand the Company's sales and marketing efforts both domestically and internationally in the future and currently expects related expenses to remain between 20% and 25% expressed as a percentage of sales.

General and administrative expenses increased by 10% in 2006 and by 12% in 2005. These expenses are generally fixed in relation to revenues; the increase in fiscal 2006 was due to overall increases in company wide activity. Increases in 2005 resulted primarily from the acquisition of Hacco in November 2003 as well as due to increased levels of operations of the Company. As a percentage of revenue, general and administrative expenses have decreased in all three years. These expenses do not vary as much with sales as compared to many other Company expenses.

Research and development expenses increased by 9% in comparison with 2005 and decreased by 6% in 2005 in comparison with 2004. As a percentage of revenue these expenses were 4%, 4% and 5% in the years ended May 31, 2006, 2005 and 2004 respectively. Although some fluctuation in research and development expenses will occur, management expects research and development expenses to approximate 4% to 6% of revenues over time. These expenses approximate 8% to 10% of revenues from products and product lines that are supported by research and development. Certain Company products require relatively less in research and development expenses.

OPERATING INCOME

(dollars in thousands)	**2006**	**Increase**	2005	Increase	2004
Operating Income	**$ 12,045**	**37%**	$ 8,769	16%	$ 7,542

During fiscal year 2006 and 2005, the Company's operating income increased by 37% and 16%. As a percentage of revenues it was 17%, 14% and 14% in 2006, 2005 and 2004 respectively. The Company has been successful in improving its operating income in 2006 from the positive effects of restructurings in 2005 and 2004, economies of sales and the effects of new acquisitions.

OTHER INCOME (NET)

(dollars in thousands)	**2006**	**Increase (Decrease)**	2005	Increase (Decrease)	2004
Other Income—Interest and Other (Net)	**$ 46**	**(69%)**	$ 147	11%	$ 132

Other income decreased by 69% in comparison with 2005 and increased by 11% in 2005 in comparison with 2004. Interest revenue and expense is a factor of the Company's cash versus debt position in the periods. Debt exceeded interest earning assets over all three years. During 2005 and 2006 the Company recognized grant income of $250,000 in each year related to a grant from local governmental units. In 2004 royalty income was recognized from agreements that expired in that year.

FEDERAL AND STATE INCOME TAXES

(dollars in thousands)	**2006**	**Increase**	2005	Increase	2004
Federal and State Income Taxes	**$ 4,150**	**38%**	$ 3,000	17%	$ 2,575

Federal and state income tax rates used in the computation of income tax expense in the periods remained comparable to those in the prior year. Expressed as a percentage of income before tax, such rates were 34% in each of the years.

NET INCOME AND NET INCOME PER SHARE

(dollars in thousands-except per share data)	**2006**	**Increase**	2005	Increase	2004
Net Income	**$ 7,941**	**34%**	$ 5,916	16%	$ 5,099
Net Income Per Share-Basic	**$ .96**		$ .73		$ .64

Net income and net income per share in 2004 was reduced by $300,000 or $.04 per share related to the closing of the Company's Chicago area plant and the relocation of the operation to Lansing and Lexington and in 2005 was reduced by $220,000 or $ .03 per share related to the closing of the Company's Acumedia production facility in Baltimore, Maryland and its transfer to a new facility in Lansing, Michigan.

FUTURE OPERATING RESULTS

Neogen Corporation's future operating results involve a number of risks and uncertainties. Actual events or results may differ materially from those discussed in this report. Factors that could cause or contribute to such differences include, but are not limited to, the factors discussed below as well as those discussed elsewhere in this report. Management's ability to grow the business in the future depends upon its ability to successfully implement various strategies, including:

- developing, manufacturing and marketing new products with new features and capabilities;
- expanding the Company's markets by fostering increased use of Company products by customers;
- strengthening sales and marketing activities in geographies outside of the U.S.;
- developing and implementing new technology development strategies; and
- identifying and completing acquisitions that enhance existing businesses or create new business areas.

FINANCIAL CONDITION AND LIQUIDITY

On May 31, 2006, the Company had $1,959,000 in cash and marketable securities, working capital of $26,252,000 and stockholders' equity of $64,548,000. In addition to cash and security balances, a bank line with unused borrowings of $7,545,000 was available to, if necessary, support ongoing operations or to make acquisitions.

Cash and marketable securities decreased $13,000 during 2006. Cash provided from operations was $12,313,000, additions to property and equipment and other non-current assets used cash of $2,692,000 and borrowings on the Company's credit facility totaled $9,955,000 at May 31, 2006.

Accounts receivable increased $2,647,000 or 25% when compared to May 31, 2005. This resulted from the business acquisitions during 2006 and from increased sales. Days sales outstanding remained at 56 days.

Inventory levels increased 28% or $3,830,000 in 2006 as compared to 2005. This increase is primarily due to the acquisitions during the year. The Company maintains sufficient levels of inventory to assure that customer demands can be met on a timely basis.

Acquisitions of long-lived assets totaled $2,309,000 and resulted from purchases and renovations of new manufacturing facilities and equipment for the Food Safety segment and other expenditures during the year.

Net goodwill and non-amortizable intangible assets increased by $10,338,000 in 2006 primarily as the result of the acquisition of the dairy antibiotics testing business of UCB and from the purchase of Centrus International. These acquisitions have been accounted for on a preliminary basis.

On June 2, 2006, the Company announced that it had completed an offering of 800,000 shares of which 650,000 were sold by the Company and 150,000 were sold by two members of management, for an aggregate purchase price of approximately $16.0 million. The net proceeds of the offering to the Company were approximately $12,237,000 after deducting the placement agency fees and offering expenses that were payable by the Company.

The Company did not receive any proceeds from the sale of the shares by the Selling Stockholders. Proceeds were used to repay the Company's borrowings and add to working capital.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations due by period:

(dollars in thousands)	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$ 9,955	$ —	$ 9,955	$ —	$ —
Operating Leases	562	241	306	15	—
Unconditional Purchase Obligations	7,361	7,361	—	—	—
	$ 17,878	$ 7,602	$10,261	$ 15	$ —

Neogen has been profitable from operations for its last 53 quarters and has generated positive cash flow from operations during the period. However, the Company's current funds may not be sufficient to meet the Company's cash requirements to commercialize products currently under development or its plans to acquire additional technology and products that fit within the Company's mission statement. Accordingly, the Company may be required to issue equity securities or enter into other financing arrangements for a portion of the Company's future capital needs.

The Company is subject to certain legal and other proceedings in the normal course of business that, in the opinion of management, will not have a material effect on its results of operations or financial position.

NEW ACCOUNTING PRONOUNCEMENTS

See discussion of any New Accounting Pronouncements in Note 1 to Consolidated Financial Statements.

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED BALANCE SHEETS

May 31,	**2006**	2005
Assets		
Current Assets		
Cash	**$ 1,809,000**	$ 1,972,000
Marketable securities	**150,000**	—
Accounts receivable, less allowance of $530,000 and $531,000	**13,116,000**	10,469,000
Inventories	**17,626,000**	13,796,000
Deferred income taxes	**1,264,000**	768,000
Prepaid expenses and other current assets	**2,304,000**	1,374,000
Total Current Assets	**36,269,000**	28,379,000
Property and Equipment		
Land and improvements	**970,000**	902,000
Buildings and improvements	**9,403,000**	8,809,000
Machinery and equipment	**11,159,000**	8,590,000
Furniture and fixtures	**606,000**	528,000
	22,138,000	18,829,000
Less accumulated depreciation	**(7,883,000)**	(6,636,000)
Net Property and Equipment	**14,255,000**	12,193,000
Other Assets		
Goodwill	**28,937,000**	18,599,000
Other non-amortizable intangible assets	**2,076,000**	2,076,000
Other non-current assets, net of accumulated amortization of $1,527,000 and $1,123,000	**6,753,000**	2,637,000
Total Other Assets	**37,766,000**	23,312,000
	$ 88,290,000	$ 63,884,000

Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	**$ 2,832,000**	$ 2,348,000
Accruals		
Compensation and benefits	**1,642,000**	1,342,000
Federal income taxes	**876,000**	339,000
Other	**4,667,000**	1,706,000
Total Current Liabilities	**10,017,000**	5,735,000
Long-Term Debt	**9,955,000**	—
Deferred Income Taxes	**1,981,000**	1,300,000
Other Long-Term Liabilities	**1,789,000**	2,014,000
Total Liabilities	**23,742,000**	9,049,000
Stockholders' Equity		
Preferred stock, $1.00 par value - shares authorized 100,000; none issued and outstanding	**—**	—
Common stock, $0.16 par value - shares authorized 20,000,000; 8,310,624 and 8,147,011 shares issued and outstanding	**1,330,000**	1,304,000
Additional paid-in capital	**28,600,000**	26,803,000
Accumulated other comprehensive income	**85,000**	136,000
Retained earnings	**34,533,000**	26,592,000
Total Stockholders' Equity	**64,548,000**	54,835,000
	$ 88,290,000	$ 63,884,000

See accompanying notes to consolidated financial statements.

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED STATEMENTS OF INCOME

Year Ended May 31,	**2006**	2005	2004
Net Sales	**$ 72,433,000**	$ 62,756,000	$ 55,498,000
Cost of Goods Sold	**35,427,000**	32,153,000	27,989,000
Gross Margin	**37,006,000**	30,603,000	27,509,000
Operating Expenses			
Sales and marketing	**15,799,000**	13,484,000	12,052,000
General and administrative	**6,174,000**	5,621,000	5,022,000
Research and development	**2,988,000**	2,729,000	2,893,000
	24,961,000	21,834,000	19,967,000
Operating Income	**12,045,000**	8,769,000	7,542,000
Other Income (Expense)			
Interest income	**80,000**	7,000	48,000
Interest expense	**(283,000)**	(83,000)	(61,000)
Grant income and other	**249,000**	223,000	145,000
	46,000	147,000	132,000
Income Before Income Taxes	**12,091,000**	8,916,000	7,674,000
Income Taxes	**4,150,000**	3,000,000	2,575,000
Net Income	**$ 7,941,000**	$ 5,916,000	$ 5,099,000
Net Income Per Share			
Basic	**$ .96**	$ .73	$ .64
Diluted	**$ .92**	$ .70	$ .61

See accompanying notes to consolidated financial statements.

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional	Accumulated Other Comprehensive	Retained	Total Stockholders'
	Shares	Amount	Paid-in Capital	Income	Earnings	Equity
Balance, June 1, 2003	7,750,607	$ 1,240,000	$ 24,582,000	$ 3,000	$ 15,577,000	$ 41,402,000
Exercise of options, including $250,000 income tax benefit	254,573	41,000	1,148,000			1,189,000
Issuance of shares under Employee Stock Purchase Plan	5,042	1,000	55,000			56,000
Comprehensive income:						
Net income for 2004					5,099,000	5,099,000
Foreign currency translation adjustments				96,000		96,000
Total comprehensive income						5,195,000
Balance, May 31, 2004	8,010,222	1,282,000	25,785,000	99,000	20,676,000	47,842,000
Exercise of options and warrants, including $219,000 income tax benefit	149,816	24,000	1,117,000			1,141,000
Issuance of warrants			55,000			55,000
Issuance of shares under Employee Stock Purchase Plan	6,895	1,000	100,000			101,000
Repurchase of common stock	(19,922)	(3,000)	(254,000)			(257,000)
Comprehensive income:						
Net income for 2005					5,916,000	5,916,000
Foreign currency translation adjustments				37,000		37,000
Total comprehensive income						5,953,000
Balance, May 31, 2005	8,147,011	1,304,000	26,803,000	136,000	26,592,000	54,835,000
Exercise of options and warrants, including $703,000 income tax benefit	154,786	25,000	1,626,000			1,651,000
Issuance of warrants			51,000			51,000
Issuance of shares under Employee Stock Purchase Plan	10,865	2,000	148,000			150,000
Repurchase of common stock	(2,038)	(1,000)	(28,000)			(29,000)
Comprehensive income:						
Net income for 2006					7,941,000	7,941,000
Foreign currency translation adjustments				(51,000)		(51,000)
Total comprehensive income						7,890,000
Balance, May 31, 2006	**8,310,624**	**$ 1,330,000**	**$28,600,000**	**$ 85,000**	**$ 34,533,000**	**$64,548,000**

See accompanying notes to consolidated financial statements.

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended May 31,	**2006**	2005	2004
Cash Flows From Operating Activities			
Net income	**$ 7,941,000**	$ 5,916,000	$ 5,099,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**2,417,000**	1,703,000	1,402,000
Deferred income taxes	**485,000**	309,000	512,000
Income tax benefit of stock plan transactions	**703,000**	219,000	250,000
Other	**51,000**	55,000	—
Changes in operating assets and liabilities, net of business acquisitions:			
Accounts receivable	**(1,346,000)**	(545,000)	(2,225,000)
Inventories	**(671,000)**	(1,331,000)	(831,000)
Prepaid expenses and other current assets	**(930,000)**	256,000	(587,000)
Accounts payable	**90,000**	(715,000)	(210,000)
Accruals and other changes	**3,573,000**	855,000	(429,000)
Net Cash From Operating Activities	**12,313,000**	6,722,000	2,981,000
Cash Flows Used In Investing Activities			
Proceeds from sales of marketable securities	**6,533,000**	831,000	39,019,000
Purchases of marketable securities	**(6,683,000)**	(500,000)	(31,514,000)
Purchases of property, equipment and other noncurrent assets	**(2,692,000)**	(2,688,000)	(5,043,000)
Business and product line acquisitions, net of cash acquired	**(20,658,000)**	(874,000)	(10,034,000)
Net Cash Used In Investing Activities	**(23,500,000)**	(3,231,000)	(7,572,000)
Cash Flows From (Used In) Financing Activities			
Net proceeds from issuance of common stock	**1,098,000**	1,023,000	995,000
Repurchase of common stock	**(29,000)**	(257,000)	
Proceeds from long-term debt	**14,640,000**	—	3,900,000
Payments on long-term debt	**(4,685,000)**	(3,900,000)	—
Increase (Decrease) in other long-term liabilities	**—**	250,000	—
Net Cash From (Used In) Financing Activities	**11,024,000**	(2,884,000)	4,895,000
Net increase (decrease) in cash	**(163,000)**	607,000	304,000
Cash, at beginning of year	**1,972,000**	1,365,000	1,061,000
Cash, at end of year	**$ 1,809,000**	$ 1,972,000	$ 1,365,000
Supplemental Cash Flow Information			
Income taxes paid, net of refunds	**$ 1,863,000**	$ 1,194,000	$ 2,249,000
Interest paid	**283,000**	83,000	53,000

See accompanying notes to consolidated financial statements.

1. SUMMARY OF ACCOUNTING POLICIES

Nature of Operations

Neogen Corporation develops, manufactures, and sells a diverse line of products dedicated to food safety testing and animal health applications.

Basis of Consolidation

The consolidated financial statements include the accounts of Neogen Corporation and its wholly owned subsidiaries (collectively, the Company). All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Comprehensive Income

Comprehensive income represents net income and any revenues, expenses, gains and losses that, under U.S. generally accepted accounting principles, are excluded from net income and recognized directly as a component of stockholders' equity. Accumulated other comprehensive income consists solely of foreign currency translation adjustments.

Accounts Receivable and Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Management attempts to minimize credit risk by reviewing customers' credit histories before extending credit and by monitoring credit exposure on a regular basis. An allowance for possible losses on accounts receivable is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. Collateral or other security is generally not required for accounts receivable. No single customer accounted for more than 10% of accounts receivable at May 31, 2006 and 2005.

Fair Values of Financial Instruments

The carrying amounts of marketable securities, accounts receivable, accounts payable, accrued expenses and long-term debt approximate fair value based on either their short maturity or current terms for similar instruments.

Marketable Securities

All marketable securities are classified as available-for-sale and are used to support current operations or to take advantage of short term investment opportunities. These securities are stated at estimated fair market value that approximates cost. The cost of securities sold is based on the specific identification method.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market. The components of inventories were as follows:

	2006	2005
Raw materials	**$ 8,033,000**	$ 5,529,000
Work-in-process	**411,000**	721,000
Finished goods	**9,182,000**	7,546,000
	$ 17,626,000	$ 13,796,000

Property and Equipment

Property and equipment is stated at cost. Expenditures for major improvements are capitalized while repairs and maintenance are charged to expense. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets, which are generally seven to thirty-nine years for buildings and improvements and three to five years for furniture, machinery and equipment. Depreciation expense was $1,779,000, $1,444,000 and $1,180,000, in 2006, 2005 and 2004, respectively.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over fair value of tangible net assets of acquired businesses after amounts allocated to other intangible assets. Other intangible assets include customer relationships, trademarks, trade names and patents. Amortizable intangible assets are amortized on either an accelerated or a straight-line basis over five to 20 years. The Company reviews the carrying amounts of goodwill and other non-amortizable intangible assets annually to determine if such assets may be impaired. If the carrying amounts of these assets are not recoverable based upon a discounted cash flow analysis, such assets are reduced by the estimated shortfall of fair value to recorded value.

Long-lived Assets

Management reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in business conditions indicate that the carrying amount of the assets may not be recoverable. Impairment is evaluated on the basis of undiscounted future cash flows from operations before interest for the remaining useful life of the assets. If present, impairment is measured based on the difference between fair value and the net book value of the related assets. Any long-lived assets held for disposal are reported at the lower of these net book values or fair value less estimated costs of disposal.

Reclassification

Certain amounts in the 2005 and 2004 financial statements have been reclassified to conform to the 2006 presentation.

Stock Options

The Company follows Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock option plans. Under Opinion No. 25, no compensation expense is recognized because the exercise price of the Company's stock options equals the market price of underlying stock on the date of grant. Had compensation expense for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Company's net income and net income per share would have been as follows:

	2006	2005	2004
Net income			
As reported	**$ 7,941,000**	$ 5,916,000	$ 5,099,000
Deduct-compensation expense based on fair value method	**(793,000)**	(824,000)	(702,000)
Pro forma	**$ 7,148,000**	$ 5,092,000	$ 4,397,000
Basic net income per share			
As reported	**$ .96**	$ .73	$ .64
Pro forma	**$ .87**	$ .63	$ .56
Diluted net income per share			
As reported	**$ .92**	$ .70	$ .61
Pro forma	**$ .85**	$ .61	$ .53

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 2006, 2005 and 2004, respectively: dividend yield of 0%; expected volatility of 44.5%, 44.5% and 47.0%; risk free interest rates of 4.90%, 3.25% and 2.7%; and expected lives of four years. The weighted average grant date fair value of options granted in 2006, 2005 and 2004 was $6.37, $6.06 and $6.03, respectively.

Revenue Recognition

Revenue from sales of products is recognized at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership, which is at the time of shipment. Where right of return exists, allowances are made at the time of sale to reflect expected returns based on historical experience.

Shipping and Handling Costs

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as sales, while the related expenses incurred by the Company are recorded in sales and marketing expense and totaled $3,223,000, $2,649,000 and $2,164,000 in 2006, 2005, 2004, respectively.

Research and Development

Research and development expenditures are charged to operations as incurred.

Limited Partnership Royalty Income and Expense

Royalty income from a related research limited partnership (included as a component of other income) was $132,000 in 2004. Royalty expense paid to a related research limited partnership (included as a component of sales and marketing expense) was $281,000 in 2004. The agreement governing royalty expense paid to a limited partnership expired in October 2003. At that time, substantially all royalty expense and limited partnership income ceased.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred income tax expense (credit) represents the change in net deferred income tax assets and liabilities during the year. No provision has been made for United States federal income taxes that may result from future remittances of the undistributed earnings of Neogen Europe, Ltd. because it is expected that such earnings will be reinvested overseas indefinitely.

Advertising Costs

Advertising costs are expensed as incurred and totaled $364,000, $264,000 and $258,000 in 2006, 2005, and 2004, respectively.

Net Income Per Share

Basic net income per share is based on the weighted average number of common shares outstanding during each year. Diluted earnings per share is based on the weighted average number of common shares and dilutive potential common shares outstanding.

The Company's dilutive potential common shares outstanding during the years result entirely from dilutive stock options and warrants. The following table presents the net income per share calculations:

Year ended May 31,	**2006**	2005	2004
Numerator for basic and diluted net income per share			
Net income	**$ 7,941,000**	$ 5,916,000	$ 5,099,000
Denominator			
Denominator for basic net income per share weighted average shares	**8,246,871**	8,096,683	7,910,863
Effect of dilutive stock options and warrants	**397,237**	394,900	465,742
Denominator for diluted net income per share	**8,644,108**	8,491,583	8,376,605
Net income per share			
Basic	**$ .96**	$ .73	$ .64
Diluted	**$ .92**	$ .70	$ .61

In 2006 and 2005, approximately 100,000 options were excluded from the computations of net income per share as the result of option prices exceeding the average market price of the common shares. No options were excluded in 2004.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued a revision to Statement No. 123, Share-Based Payment. This revision supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance and requires companies to recognize the cost of stock options, based on the grant date fair value, granted pursuant to their employee stock option plans over the period during which the recipient is required to provide services in exchange for the options, typically the vested period. Pursuant to the requirements of the Statement, the Company plans to adopt the provisions of the Statement during the first quarter of 2007 using the retrospective method. The pro forma effect of adopting this Statement is disclosed above and is not expected to have a material impact in the trend of net income.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions.

This Interpretation requires that the Company recognize in their financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. This interpretation is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company has not yet determined the effect of this interpretation on its financial statements.

2. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company follows the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite lives and requires that the Company evaluate these intangibles for impairment on an annual basis. Management has completed the required annual impairment tests of goodwill and intangible assets with indefinite lives as prescribed by SFAS No. 142 as of the first day of the fourth quarter of 2006 and determined that recorded amounts were not impaired and that no write-down was necessary.

The following table summarizes goodwill by business segment:

	Food Safety	Animal Safety
Balance, May 31, 2004	$ 6,309,000	$ 12,308,000
Goodwill acquired (adjusted)	239,000	(257,000)
Balance, May 31, 2005	6,548,000	12,051,000
Goodwill acquired	10,338,000	—
Balance, May 31, 2006	**$ 16,886,000**	**$ 12,051,000**

Non-amortizable intangible assets include licenses of $377,000, trademarks of $475,000, and customer relationship intangibles of $1,224,000.

Other amortizable intangible assets consisted of the following and are included in other noncurrent assets within the consolidated balance sheets:

	Gross Carrying Amount	Less Accumulated Amortization	Net Carrying Amount
Licenses	$ 1,174,000	$ 367,000	$ 807,000
Covenants not to compete	310,000	257,000	53,000
Patents	464,000	365,000	99,000
Customer relationship intangibles	1,221,000	134,000	1,087,000
Balance, May 31, 2005	$ 3,169,000	$ 1,123,000	$ 2,046,000
Licenses	$ 1,172,000	$ 391,000	$ 781,000
Covenants not to compete	260,000	233,000	27,000
Patents	491,000	300,000	191,000
Customer relationship intangibles	5,688,000	639,000	5,049,000
Balance, May 31, 2006	$ 7,611,000	$ 1,563,000	$ 6,048,000

Amortization expense for other intangibles totaled $638,000, $259,000 and $222,000 in 2006, 2005 and 2004, respectively. The estimated amortization expense for each of the five succeeding years is as follows: $770,000 in 2007, $768,000 in 2008, $752,000 in 2009, $728,000 in 2010 and $727,000 in 2011. All goodwill and other intangible amounts related to fiscal 2006 are preliminary and are subject to adjustment upon finalization of purchase accounting for 2006 acquisitions.

3. MARKETABLE SECURITIES

The Company invests in only high quality, short-term investments with maturity dates of less than one year that are classified as available-for-sale. As such, there were no significant differences between cost and estimated fair market value at May 31, 2006 and 2005. Additionally, since investments are short-term and carried to maturity, there were no realized gains and losses in 2006, 2005 or 2004. At May 31, 2006 marketable securities consisted solely of certificates of deposit.

4. BUSINESS AND PRODUCT LINE ACQUISITIONS

The Consolidated Statements of Income reflect the results of operations for business and product line acquisitions since the respective dates of purchase.

As of February 28, 2003, the Company acquired the outstanding common stock of Adgen Ltd. of Ayr, Scotland. During fiscal 2006 the final payment of $180,000 was made under the purchase agreement.

On November 21, 2003, Neogen Corporation purchased 100% of the common stock of Hacco, Inc. and of Hess & Clark, Inc. from United Agri Products, Inc., a then wholly owned subsidiary of ConAgra, Inc. Hacco has principal offices in Randolph, Wisconsin, and is a producer of rodenticide products. The Hess & Clark acquisition was principally a product line purchase in which the Company acquired lines of disinfectants and antibacterials.

Consideration for the November 21, 2003 acquisitions was $10,000,000 in cash, including related acquisition costs. Allocation of the purchase price included current assets of $1,800,000; property, plant and equipment of $2,600,000; intangible assets of $7,400,000 (including customer intangibles of $1,900,000; patents and trademarks of $200,000 and goodwill of $5,300,000); and liabilities of $1,800,000, including an environmental remediation liability of $1,200,000. The portion of the customer based asset considered to have a definite life is expected to be amortized by accelerated methods over 20 years. The companies are believed to be strong synergistic fits into Neogen's overall stability of providing food and animal safety solutions.

Unaudited pro forma financial information, as if the acquisitions of Hacco and Hess & Clark had taken place on June 1, 2003 is as follows:

Year ended May 31,	**2004**
	(In thousands except per share amount)
Revenue	**$ 61,898**
Net income	**$ 5,696**
Diluted net income per share	**$ .68**

As of October 1, 2004, Neogen Europe, Ltd., the Company's subsidiary in Scotland, UK, acquired the distribution business of BiologischeAnalysensysteme GmbH (BAG), a privately held company based in Lich, Germany. BAG was a distributor of Neogen Corporation's products in Germany. BAG's revenues in the 12 months ended September 30, 2004 were approximately $600,000. Consideration for the acquisition was cash of $448,000. The allocation of the purchase price included inventory of $68,000, equipment of $21,000 and customer based intangibles of $359,000. As of October 1, 2005 the Company made a second payment of $180,000 related to the revenues of BAG in the first year following the acquisition. The acquisition is expected to improve distribution of the Company's products in Germany.

On October 13, 2004, the Company acquired the UriCon product line of Animal Health Ventures, Inc., a privately held company. UriCon is a product used for the treatment of urinary incontinence in dogs. Consideration for the purchase was cash of $200,000. The allocation of the purchase price included inventory of $23,000 and intangibles of $177,000. The acquisition adds to the Company's product lines directed toward the treatment of medical disorders in companion animals.

On December 19, 2005, Neogen Corporation purchased certain assets of the dairy antibiotics business of UCB FD Bioproducts, a division of Belgium based UCB Group. Consideration for the sale, including transaction costs of $500,000, was $17,100,000 in cash, and post closing adjustments and potential secondary payments of up to $2,400,000. The preliminary allocation of the purchase price, subject to finalization of asset valuations, included $1,000,000 of accounts receivable, $2,900,000 of inventory, $1,200,000 of fixed assets, $7,600,000 of goodwill and $4,400,000 of other amortizable intangibles. Other amortizable intangibles have primarily been assigned 10 year lives. The dairy antibiotic business is believed to be a strong synergistic fit into Neogen's overall strategy of providing food and animal safety solutions. Intangible assets in this transaction are expected to be deducted for tax purposes as amortized.

Unaudited pro forma financial information, as if the acquisition of the dairy antibiotics business had taken place on June 1, 2003 is as follows:

Years Ended May 31,	**2006**	2005	2004
		(In thousands except per share amounts)	
Revenue	**$ 76,828**	$ 71,958	$ 63,768
Net Income	**8,773**	8,010	6,817
Diluted net income per share	**$ 1.01**	$ .95	$ .81

On February 17, 2006, Neogen Corporation purchased the common stock of Centrus International, Inc., a wholly owned subsidiary of Eastman Chemical Company, of Kingsport, Tennessee. Consideration consisted of $3,300,000 in cash. The preliminary allocation of the purchase price included accounts receivable of $280,000, inventory of $270,000, fixed assets of $180,000, goodwill of $2,600,000 and deferred tax assets of $300,000 related to net operating loss carryforwards and assumed liabilities of $430,000. Centrus produces Soleris™, a user-friendly, rapid optical testing system that accurately detects microbial contamination and represents a synergistic fit with Neogen's Food Safety solutions. Centrus unaudited sales in the 12 month period ended December 31, 2005 (prior to the acquisition) were $2,800,000. Intangible assets in this transaction are not expected to be deducted for tax purposes as amortized.

5. LONG-TERM DEBT

On December 19, 2005, the Company executed a financing agreement with a bank ($9,955,000 drawn at May 31, 2006) providing for an unsecured revolving line of credit of $17,500,000 that matures on December 1, 2007. Amounts drawn at May 31, 2006 were repaid after year-end in conjunction with the stock offering discussed in Note 14. Interest is at LIBOR plus 95 basis points (rate under the terms of the agreement was 6.03% at May 31, 2006). Financial covenants include maintaining specified funded debt to EBITDA and debt service ratios as well as specified levels of tangible net worth, all of which are complied with at May 31, 2006. The agreement replaced an existing credit facility with another bank.

6. EQUITY COMPENSATION PLANS

Qualified and non-qualified options to purchase shares of common stock may be granted to directors, officers and employees of the Company at an exercise price of not less than the fair market value of the stock on the date of grant under the terms of the Company's stock option plans. The number of shares initially authorized for issuance under the plans is 4,074,219. Remaining shares available for grant under stock option plans were 804,175, 985,731 and 151,606 at May 31, 2006, 2005 and 2004. Options vest over periods ranging from three to five years and option terms range from five to ten years.

The following is a summary of stock option plan activity:

	Shares	Weighted-Average Exercise Price
Outstanding at June 1, 2003 (362,858 exercisable)	1,163,343	$ 7.97
Granted	353,125	15.21
Exercised	(312,160)	6.05
Forfeited	(1,562)	8.13
Outstanding at May 31, 2004 (301,839 exercisable)	1,202,746	10.53
Granted	198,500	19.36
Exercised	(149,502)	6.77
Forfeited	(32,625)	13.74
Outstanding at May 31, 2005 (455,732 exercisable)	1,219,119	12.31
Granted	202,250	18.41
Exercised	(172,570)	7.15
Forfeited	(20,694)	16.73
Outstanding at May 31, 2006 (587,631 exercisable)	**1,228,105**	**$ 14.02**

The following is a summary of stock options outstanding at May 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number	Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$ 5.00 – 6.20	37,287	3.7	$ 5.18	37,287	$ 5.18
9.52 – 11.12	492,934	3.0	10.16	357,886	10.20
15.20 – 20.45	697,884	5.3	17.21	192,458	16.13
$ 5.00 – 20.45	1,228,105	4.3	$ 14.02	587,631	$ 11.82

The weighted-average exercise price of shares that were exercisable at May 31, 2005 and 2004 was $9.98 and $8.26.

The following table summarizes warrant activity with non-employees that are expensed at fair value. All warrants are exercisable for common stock of the Company and expire through 2011.

	Shares	Weighted-Average Exercise Price
Outstanding warrants at June 1, 2003	36,875	$ 9.21
Warrants exercised during the year	(6,250)	10.48
Warrants granted during the year	15,000	15.20
Outstanding warrants at May 31, 2004	45,625	11.01
Warrants exercised during the year	(10,000)	9.43
Warrants granted during the year	13,000	18.19
Outstanding warrants at May 31, 2005	48,625	13.15
Warrants exercised during the year	(3,750)	5.50
Warrants granted during the year	11,000	17.61
Warrants forfeited during the year	(1,250)	5.50
Outstanding warrants at May 31, 2006	**54,625**	**$ 14.53**

Common stock totaling 100,000 shares is reserved for issuance under the terms of the 2002 Employee Stock Purchase Plan. The plan gives eligible employees the option to purchase common stock (total purchases in any year are limited to 10% of compensation) at 95% of the lower of the market value of the stock at the beginning or end of each participation period. Shares purchased by employees were 10,865, 6,895 and 5,042 in 2006, 2005 and 2004, respectively.

7. INCOME TAXES

The provision for income taxes consisted of the following:

Year ended May 31,	**2006**	2005	2004
Current:			
U.S. Federal and foreign	**$ 3,310,000**	$ 2,395,000	$ 1,729,000
State	**355,000**	296,000	334,000
Deferred	**485,000**	309,000	512,000
	$ 4,150,000	$ 3,000,000	$ 2,575,000

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax liabilities and assets are as follows:

May 31,	**2006**	2005
Deferred income tax liabilities		
Depreciation and amortization	**$ (2,274,000)**	$ (1,590,000)
Intangible assets and other	**293,000**	290,000
	(1,981,000)	(1,300,000)
Deferred income tax assets		
Inventories and accounts receivable	**964,000**	768,000
Acquired net operating loss carryforwards	**300,000**	—
	1,264,000	768,000
Net deferred income tax liabilities	**$ (717,000)**	$ (532,000)

Net operating loss carryforwards resulting in a deferred tax asset of $300,000 will expire in 2019.

The reconciliation of income taxes computed at the U.S. federal statutory tax rate to income tax expense is as follows:

Year ended May 31,	**2006**	2005	2004
Tax at U.S. statutory rates	**$ 4,111,000**	$ 3,031,000	$ 2,609,000
Tax credits and other	**(195,000)**	(226,000)	(254,000)
Provisions for state income taxes, net of federal benefit	**234,000**	195,000	220,000
	$ 4,150,000	$ 3,000,000	$ 2,575,000

8. COMMITMENTS AND CONTINGENCIES

The Company is involved in environmental remediation and monitoring activities at its Randolph, Wisconsin manufacturing facility and accrues for related costs when such costs are determined to be probable and estimable. Remaining anticipated cost of remediation through 2024 have been discounted at 4% and recorded within other long term liabilities in the consolidated balance sheet at its net present value of $1,016,000 at May 31, 2006. Estimated payments over the succeeding five years are $90,000 annually, with $1,170,000 due thereafter.

The Company has agreements with related research limited partnerships and unrelated third parties that provide for the payment of royalties on the sale of certain products. Royalty expense, including amounts paid to related research limited partnerships, under the terms of these agreements for 2006, 2005 and 2004 was $911,000, $742,000 and $900,000 respectively.

The Company leases office and manufacturing facilities under noncancelable operating leases. Rent expense for 2006, 2005 and 2004 was $239,000, $205,000 and $574,000, respectively. Future minimum rental payments for these leases over the remaining terms are as follows: 2007 - $241,000; 2008 - $205,000; 2009 - $101,000 and 2010 - $15,000.

The Company is subject to certain legal and other proceedings in the normal course of business that, in the opinion of management, will not have a material effect on its future results of operations or financial position.

9. DEFINED CONTRIBUTION BENEFIT PLAN

The Company maintains a defined contribution 401(k) benefit plan covering substantially all employees. Employees are permitted to defer up to 15% of compensation, with the Company matching 100% of the first 3% deferred and 50% of the next 2% deferred. The Company's expense under this plan was $348,000, $343,000 and $323,000 in 2006, 2005 and 2004, respectively.

10. SEGMENT INFORMATION

The Company has two reportable segments: Food Safety and Animal Safety. The Food Safety segment produces and markets diagnostic test kits and related products used by food producers and processors to detect harmful natural toxins, foodborne bacteria, allergens and levels of general sanitation. The Animal Safety segment is primarily engaged in the production and marketing of products dedicated to animal health, including a complete line of consumable products marketed to veterinarians and animal health product distributors.

Additionally, the Animal Safety segment produces and markets a line of rodenticides to assist in the control of rats and mice in and around agricultural, food production and other facilities. These segments are managed separately because they represent strategic business units that offer different products and require different marketing strategies. The Company evaluates performance based on total sales and operating income of the respective segments. The accounting policies of the segments are the same as those described in Note 1.

Segment information is as follows:

	Food Safety	Animal Safety	Corporate and Eliminations [1]	Total
2006				
Net sales to external customers	**$ 34,951,000**	**$ 37,482,000**	**$ —**	**$ 72,433,000**
Operating income	**6,753,000**	**6,083,000**	**(791,000)**	**12,045,000**
Depreciation and amortization	**1,593,000**	**824,000**	**—**	**2,417,000**
Interest income	**—**	**—**	**80,000**	**80,000**
Interest expense	**—**	**—**	**283,000**	**283,000**
Income taxes	**2,318,000**	**2,088,000**	**(256,000)**	**4,150,000**
Total assets	**52,869,000**	**35,970,000**	**(549,000)**	**88,290,000**
Expenditures for long-lived assets	**2,049,000**	**643,000**	**—**	**2,692,000**
2005				
Net sales to external customers	$ 28,156,000	$ 34,600,000	$ —	$ 62,756,000
Operating income	4,051,000	5,284,000	(566,000)	8,769,000
Depreciation and amortization	908,000	795,000	—	1,703,000
Interest income	—	—	7,000	7,000
Interest expense	—	—	83,000	83,000
Income taxes	1,386,000	1,808,000	(194,000)	3,000,000
Total assets	27,378,000	35,738,000	768,000	63,884,000
Expenditures for long-lived assets	1,828,000	860,000	—	2,688,000
2004				
Net sales to external customers	$ 27,567,000	$ 27,931,000	$ —	$ 55,498,000
Operating income	4,223,000	3,679,000	(360,000)	7,542,000
Depreciation and amortization	782,000	620,000	—	1,402,000
Interest income	—	—	48,000	48,000
Interest expense	—	—	61,000	61,000
Income taxes	1,423,000	1,105,000	47,000	2,575,000
Total assets	24,079,000	34,914,000	982,000	59,975,000
Expenditures for long-lived assets	2,081,000	2,962,000	—	5,043,000

[1] Includes corporate assets, consisting of marketable securities, and overhead expenses not allocated to specific business segments. Also includes the elimination of intersegment transactions and minority interests.

Sales to customers outside the United States amounted to $20,750,000 or 29% of consolidated sales in 2006, $17,002,000 or 27% in 2005 and $13,781,000 or 25% in 2004 and were derived primarily in the geographic areas of South and Central America, Canada, Asia and Europe. The Company does not have sales to any single foreign country or customer exceeding 10% of consolidated net sales.

11. GOVERNMENT GRANT

The Company received a $500,000 grant from Ingham County in fiscal 2005 that was restricted for the purchase of machinery and equipment at its location in Lansing, Michigan. The grant was repayable in cash plus interest to the extent not offset by allowances for new employees hired in Lansing over a period of 6 years. Grant monies received from the County for eligible purchases were initially recognized as a long-term liability. The liability is reduced and other income was recognized for the allowances granted as eligible new employees were hired. The Company recognized other income of $250,000 in 2006 and 2005 related to the grant.

12. STOCK REPURCHASE

The Company's Board of Directors has authorized the purchase of up to 1,250,000 shares of the Company's common stock. As of May 31, 2006, 892,885 cumulative shares had been purchased in negotiated and open market transactions for a total price, including commissions, of approximately $5,226,000. There were no purchases in 2004. Shares purchased under this buy-back program were retired.

13. SUMMARY OF QUARTERLY DATA (UNAUDITED)

	Quarter Ended			
	August 2004	November 2004	February 2005	May 2005
	(In thousands, except per share data)			
Net sales	$ 15,212	$ 17,133	$ 14,403	$ 16,008
Gross margin	7,505	8,094	6,958	8,046
Net income	1,584	1,672	1,214	1,446
Basic net income per share	.20	.21	.15	.18
Diluted net income per share	.19	.20	.14	.17

	Quarter Ended			
	August 2005	November 2005	February 2006	May 2006
	(In thousands, except per share data)			
Net sales	$ 16,778	$ 18,256	$ 17,584	$ 19,815
Gross margin	8,841	9,490	8,522	10,153
Net income	2,140	2,213	1,632	1,956
Basic net income per share	.26	.27	.20	.23
Diluted net income per share	.25	.26	.19	.22

Quarterly net income per share is based on weighted-average shares outstanding and potentially dilutive stock options and warrants for the specific period, and as a result, will not necessarily aggregate to total net income per share as computed for the year as disclosed in the consolidated statements of income.

14. SUBSEQUENT EVENT

On June 7, 2006 the Company completed the sale of 650,000 shares of common stock. Gross proceeds to the Company were $13,000,000 before selling agent commissions and expenses of $763,000. Proceeds of the sale were used to retire long-term debt with the remainder available to fund future operating needs.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of Neogen Corporation,

The management of Neogen Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Neogen Corporation's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Neogen Corporation's management assessed the effectiveness of the Company's internal control over financial reporting as of May 31, 2006 under the supervision and with the participation of the Chairman and CEO, and the Vice President and CFO. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on that assessment, management believes that, as of May 31, 2006, the Company's internal control over financial reporting is effective.

Neogen Corporation's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on management's assessment of the Company's internal control over financial reporting (below).

James L. Herbert
Chairman & CEO

Richard R. Current
Vice President & CFO

August 8, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

The Board of Directors and Stockholders of Neogen Corporation,

We have audited the accompanying consolidated balance sheets of Neogen Corporation (the Company) and subsidiaries as of May 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Neogen Corporation and subsidiaries at May 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Neogen Corporation's internal control over financial reporting as of May 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 8, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

Grand Rapids, Michigan
August 8, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of Neogen Corporation,

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Neogen Corporation and subsidiaries (the Company) maintained effective internal control over financial reporting as of May 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit reparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Neogen Corporation and subsidiaries maintained effective internal control over financial reporting as of May 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the fiscal 2006 consolidated financial statements of Neogen Corporation and subsidiaries and our report dated August 8, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

Grand Rapids, Michigan
August 8, 2006

OFFICERS

James L. Herbert
Chairman of the Board
Chief Executive Officer

Lon M. Bohannon
President
Chief Operating Officer

Richard R. Current
Vice President
Chief Financial Officer

Edward L. Bradley
Vice President, Food Safety

Kenneth V. Kodilla
Vice President
Manufacturing

Joseph M. Madden, Ph.D.
Vice President
Scientific Affairs

Anthony E. Maltese
Vice President
Corporate Development

Terri A. Morrical
Vice President, Animal Safety

Mark A. Mozola, Ph.D.
Vice President
Research and Development

Paul S. Satoh, Ph.D.
Vice President
Basic and Exploratory Research

DIRECTORS

James L. Herbert
Chairman of the Board
Chief Executive Officer
Neogen Corporation

Thomas H. Reed
Secretary of the Board
Special Assistant to the President
Packerland Packing Company

Jack C. Parnell
Kahn, Soares & Conway
Former Deputy Secretary
U.S. Dept. of Agriculture

Lon M. Bohannon
President
Chief Operating Officer
Neogen Corporation

Robert M. Book
President, Agrivista, Inc.
Former Vice President
Elanco Products Company

Gordon E. Guyer, Ph.D.
Former President
Michigan State University

Leonard E. Heller, Ph.D.
Professor, University of Kentucky
CEO, Health Management Services, LLC

G. Bruce Papesh
President
Dart, Papesh & Co.

LEGAL COUNCIL

Lowe Law Firm, P.C.
2375 Woodlake Drive
Suite 380
Okemos, MI 48864

Fraser Trebilcock Davis & Dunlap, P.C.
1000 Michigan National Tower
Lansing, MI 48933

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young, LLP
Suite 1000
171 Monroe Avenue NW
Grand Rapids, MI 49503

FORM 10-K AND THE COMPANY'S CODE OF ETHICS

Copies of Form 10-K and the Company's Code of Ethics will be provided upon request without charge to persons directing their request to:

Neogen Corporation
Attention: Investor Relations
620 Lesher Place
Lansing, MI 48912

STOCK TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005

ANNUAL MEETING

10:00 a.m.
October 12, 2006
University Club of Michigan State University
3435 Forest Road
Lansing, MI 48909

STOCK PROFILE ACTIVITY

The Company's common stock is traded in the over-the-counter market and quoted in the NASDAQ National Market System under the symbol NEOG. Price ranges reported are based on inter-dealer sale quotations, as reported by NASDAQ, without adjustments for markups, markdowns, or commissions typically paid by retail investors, and may not represent actual transactions. No cash dividends have ever been paid, and the Company does not currently anticipate paying cash dividends in the foreseeable future. As of July 31, 2006, there were approximately 5,000 holders of the Company's common stock.

Year Ended	Fiscal Quarter	High	Low
May 31, 2006	First Quarter	$ 17.40	$ 13.50
	Second Quarter	$ 20.48	$ 15.35
	Third Quarter	$ 23.15	$ 19.75
	Fourth Quarter	$ 25.22	$ 18.00
May 31, 2005	First Quarter	$ 20.00	$ 15.86
	Second Quarter	$ 21.76	$ 17.35
	Third Quarter	$ 23.00	$ 17.00
	Fourth Quarter	$ 18.99	$ 12.46

NEOGEN® CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Neogen Corporation (the Company), a Michigan corporation, will be held on October 12, 2006 at 10:00 a.m., local time, at the University Club of Michigan State University, 3435 Forest Road, Lansing, MI 48909, to consider and act upon the following matters:

I. The election of three Class I directors to serve for three year terms.

II. Such other business as may properly come before the meeting or any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only shareholders of record at the close of business on August 17, 2006 are entitled to notice of and to vote at the meeting.

All shareholders are cordially invited to attend the meeting in person. However, to assure representation at the meeting, all shareholders are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the postpaid envelope enclosed for that purpose. Any shareholder attending the meeting may vote in person even if he or she returned a proxy.

Sincerely,

Thomas H. Reed

Thomas H. Reed
Secretary

Lansing, Michigan
September 8, 2006

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO COMPLETE AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED.

PROXY STATEMENT

The enclosed Proxy is solicited on behalf of Neogen Corporation (the Company) for use at the Annual Meeting of Shareholders to be held October 12, 2006, at 10:00 a.m., local time, or at any adjournment thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the University Club of Michigan State University, 3435 Forest Road, Lansing, MI 48909. The Company's telephone number is (517) 372-9200.

These proxy solicitation materials were mailed on or about September 11, 2006, together with the Company's 2006 Annual Report to Shareholders, to all shareholders entitled to vote at the meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it any time before its use by delivering to the Company, before the meeting, a written notice of revocation or a duly executed proxy bearing a later date or by attending the meeting and voting in person.

Voting and Solicitation

Every shareholder voting at the Annual Meeting has one vote for each share on all matters. The Company's By-Laws do not provide for cumulative voting in the election of directors. Shares represented by valid, executed and dated proxies in the enclosed form will be voted if received in time for the meeting in accordance with the instructions thereon. Unless your proxy is otherwise marked, it will be voted FOR management's nominees for the Board of Directors.

A simple majority of the shares issued and outstanding as of August 17, 2006 (the Record Date) must be present or represented at the Annual Meeting to constitute a quorum. For election of directors, the three individuals receiving the most votes will be elected for the term indicated. Approval of any other item of business to be voted upon at the Annual Meeting will require the affirmative vote of a majority of the votes cast by the holders of common shares at the meeting and entitled to vote. Abstentions, withheld votes and broker nonvotes will not be deemed votes cast in determining approval of any proposal, but will be counted in determining the number of common shares present or represented by proxy in determining whether a quorum is present.

The cost of soliciting proxies will be borne by the Company. The Company has retained the services of American Stock Transfer & Trust to aid in the solicitation of proxies. The Company estimates that the cost of soliciting proxies will be less than $2,000 including out-of-pocket expenses. The Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers, and regular employees, without additional compensation, personally or by telephone, e-mail, facsimile or letter.

Record Date and Principal Share Ownership

Shareholders of record at the close of business on August 17, 2006 are entitled to notice of and to vote at the meeting. At the Record Date, 9,135,343 shares of the Company's Common Stock were issued and outstanding. At the Record Date, the following were known by the Company to be beneficial owners of at least 5% of the Company's Common Stock.

Name and Address	Number of Shares	Percent of Total
James L. Herbert (1) . . . . Neogen Corporation 620 Lesher Place Lansing, MI 48912	573,933	6.2%

(1) Includes 132,075 shares of Common Stock which Mr. Herbert has the right to acquire by exercise of options within 60 days of August 17, 2006.

Deadline for Receipt of Shareholder Proposals

Proposals of shareholders which are intended to be presented by such shareholders at the Company's next Annual Meeting of Shareholders must be received by the Company no later than May 9, 2007 in order that they may be included in the proxy statement and form of proxy relating to that meeting.

Code of Conduct

The Company has adopted a Code of Conduct that applies to all of its directors, officers and employees. The Company has made a copy of this Code of Conduct available on its Website at, *http://www.neogen.com/pdf/Code_of_Conduct.pdf*

PROPOSALS FOR SHAREHOLDER ACTION

I. ELECTION OF DIRECTORS

The Company's By-Laws provide that the Company shall have at least five and no more than nine directors, with the exact number to be determined by the Board. The Board of Directors currently is comprised of nine directors. The directors are classified into three classes to serve for the terms set forth next to their names or until their successors have been duly qualified and elected. **Unless otherwise instructed, proxy holders will vote the proxies received by them for the election of the nominees named below**. All of the nominees for director except Mr. Fischer are currently directors of the Company. If any nominee becomes unavailable for any reason it is intended that the proxies will be voted for a substitute nominee designated by the Board. The Board of Directors has no reason to believe that the nominees named will be unable to serve if elected. Any vacancy occurring on the Board of Directors for any reason may be filled by vote of a majority of the directors then in office for a term expiring at the next annual meeting of shareholders.

Nominees	Expiration of Proposed Term
Class I:	
Lon M. Bohannon	2009
A. Charles Fischer	2009
Gordon E. Guyer, Ph.D.	2009
Directors Continuing in Office	**Expiration of Term**
Class II:	
Jack C. Parnell	2007
Robert M. Book	2007
Leonard E. Heller, Ph.D.	2007
Class III:	
James L. Herbert	2008
G. Bruce Papesh	2008
Thomas H. Reed	2008

Name of Director	Age	Position	Director Since
James L. Herbert	66	Chairman and CEO of the Company, Director	1982
Lon M. Bohannon	53	President and COO of the Company, Director	1996
Thomas H. Reed (3)	61	Secretary of the Company, Director	1995
Robert M. Book (2)(3)(4)	76	Director	1990
Gordon E. Guyer, Ph.D. (3)	80	Director	1990
Leonard E. Heller, Ph.D. (1)(4)	61	Director	1992
G. Bruce Papesh (2)	59	Director	1993
Jack C. Parnell (1)(4)	71	Director	1993

(1) Member, Compensation Committee
(2) Member, Stock Option Committee
(3) Member, Audit Committee
(4) Member of Nominating Committee

The following is a brief summary of the business experience, for at least the past five years, for each of the nominees for and current members of the Board of Directors.

Nominees for the Board of Directors:

Lon M. Bohannon is President and Chief Operating Officer of Neogen Corporation. He was elected to the Board of Directors in October 1996. Mr. Bohannon joined Neogen in October 1985 as Vice President of Finance, was promoted to Vice President—Administration and Chief Financial Officer in November 1994 and was named Chief Operating Officer in 1999 and President and COO in 2006. He is responsible for all areas of the Company's operations except research and corporate development. A CPA, Mr. Bohannon served as Administrative Controller for Federal Forge, Inc., a metal forging and stamping firm, from March 1980 until October 1985, and was associated with the public accounting firm of Ernst & Young from June 1975 to March 1980.

A. Charles Fischer, age 64, is nominated for election to the Neogen Corporation Board of Directors for the first time in 2006. He was President and CEO of Dow AgroSciences and a member of Dow Chemical Company's Executive Management Team until his retirement in 2004. Mr. Fischer's career with Dow Chemical spanned 37 years and included assignments in South America, Europe, the Middle East and Africa. He served as president of CropLife International and CropLife America, is past chairman of the National FFA Foundation and was associated in various capacities with the Central Indiana Life Sciences Initiative and the Biotechnology Industry Organization.

Dr. Gordon E. Guyer joined the Board of Directors in January 1990. Dr. Guyer retired in 1996 as Director of the Michigan Department of Agriculture, a position he held since 1993. Dr. Guyer served as President of Michigan State University from 1991 to 1993 and was Vice President of Governmental Affairs for the University from 1988 until 1991. From 1986 to 1988, he was Director of the Department of Natural Resources for the State of Michigan.

The Board of Directors recommends a vote FOR the above nominees.

Other current members of the Board of Directors:

James L. Herbert is Chairman of the Board and Chief Executive Officer of Neogen Corporation. Previously he was President, Chief Executive Officer, and a Director of the Company since he joined Neogen in June 1982. He resigned as President, but remained as CEO and was named Chairman in 2006. Prior to joining Neogen he held the position of Corporate Vice President of DeKalb Ag Research, a major agricultural genetics and energy company. He has management experience in animal biologics, specialized chemical research, medical instruments, aquaculture, animal nutrition, and poultry and livestock breeding and production.

Thomas H. Reed was elected to the Board of Directors in October 1995 and was elected Secretary in October 1999. Mr. Reed is Special Assistant to the President of Packerland Packing Company. Prior to assuming that position, he served as Vice President of Michigan Livestock Exchange Marketing, a division of Southern States Cooperative, Inc. and prior to that as President and Chief Executive Officer of the Michigan Livestock Exchange. Mr. Reed is a former member of the Board of Directors of the National Livestock Producers Association and is a former chairman of the Michigan State University Board of Trustees.

Robert M. Book was elected to the Board of Directors in November 1990. Since January 1993, Mr. Book has served as President of AgriVista, Inc., a company that provides agricultural consulting and marketing services. He served as President of the Indiana Institute of Agriculture, Food and Nutrition, from 1983 through 1992. He was formerly Group Vice President of Agriculture Marketing for Elanco Products Company, a division of Eli Lilly & Co.

Dr. Leonard E. Heller was elected to the Board of Directors in October 1992. He is a professor at the University of Kentucky and founded and is CEO of Health Management Services, LLC, a company that provides services to physicians and physician hospital business entities. He formerly was Secretary for the Cabinet of Human Resources in Kentucky, Chairman of the Governor's Task Force on Health Reform and consultant on health policy and pharmaceutical distribution issues.

G. Bruce Papesh was elected to the Board of Directors in October 1993 and was Secretary from October 1994 to October 1999. Since 1987, Mr. Papesh has served as President of Dart, Papesh & Company Inc., member SIPC and NASD, an investment consulting and financial services firm. Mr. Papesh also served on the Board of Directors of Immucor, Inc., a publicly traded immunodiagnostics company that manufactures and markets products for the human clinical blood bank industry, until October 1, 2001.

Jack C. Parnell was elected to the Board of Directors in October 1993 and as Chairman of the Board in October, 2001. In 2006 Mr. Parnell resigned as Chairman, but remained a Director. Since 1991, he has held the position of Governmental Relations Advisor with the law firm of Kahn, Soares and Conway. In 1989, Mr. Parnell was appointed by President George H. Bush to serve as Deputy Secretary of the U.S. Department of Agriculture. From 1983 to 1989, he served in three different senior governmental positions for the State of California, including Secretary of the California Department of Food and Agriculture from 1987 to 1989. The firm of Kahn, Soares and Conway currently acts as the Company's government relations advisor.

Named Executive Officers:

Edward L. Bradley, age 46, joined Neogen in February 1995 as Vice President of Sales and Marketing for AMPCOR Diagnostics, Inc. In June 1996, he was made a Vice President of Neogen Corporation. Currently, Mr. Bradley is responsible for all activities focused on food safety products on a worldwide basis except Research and Development and European operations. From 1988 to 1995, Mr. Bradley served in several sales and marketing capacities for Mallinckrodt Animal Health, including the position of National Sales Manager responsible for 40 employees in its Food Animal Products Division. Prior to joining Mallinckrodt, he held several sales and marketing positions for Stauffer Chemical Company.

Richard R. Current, age 62, joined the Company in November 1999 as Vice President and Chief Financial Officer. Prior to joining Neogen, Mr. Current served as Executive Vice President and Chief Financial Officer of Integral Vision, Inc. from 1994 to 1999 and as Vice President and Chief Financial Officer of the Shane Group, Inc., a privately held company from 1991 to 1994. Mr. Current was associated with the public accounting firm of Ernst & Young for 24 years and served as Managing Partner of the Lansing, Michigan office from 1986 to 1991.

Terri A. Morrical, age 41, joined Neogen Corporation on September 1, 1992 as part of the Company's acquisition of WTT, Incorporated. She has directed most aspects of the Company's Animal Safety operations since she joined the Company and currently serves as Vice President in charge of all of the Company's Animal Safety operations. From 1986 to 1991, she was Controller for Freeze Point Cold Storage Systems and concurrently served in the same capacity for Powercore, Inc. In 1990, she joined WTT, Incorporated as Vice President and Chief Financial Officer and then became President, the position she held at the time Neogen acquired the business.

Security Ownership of Management

The following table sets forth the beneficial ownership of Common Stock of the Company as of August 18, 2006 for each current director, each nominee, each executive officer and for all current directors and executive officers as a group:

Name	Number of Shares	Percent of Total
James L. Herbert (1)	573,933	6.2%
Thomas H. Reed (1)	18,915	*
Lon M. Bohannon (1)	188,613	2.1%
Robert M. Book (1)	14,165	*
A. Charles Fischer	-0-	*
Gordon E. Guyer, Ph.D. (1)	16,480	*
Leonard E. Heller, Ph.D. (1)	48,206	*
G. Bruce Papesh (1) (2)	26,074	*
Jack C. Parnell (1)	16,370	*
Edward L. Bradley (1)	99,092	1.1%
Richard R. Current (1)	67,348	*
Terri A. Morrical (1)	60,911	*
Kenneth V. Kodilla (1)	2,700	*
Joseph M. Madden Ph.D. (1)	16,528	*
Anthony E. Maltese (1)	27,790	*
Mark A. Mozola Ph.D. (1)	9,554	*
Paul S. Satoh Ph.D. (1)	17,290	*
All current directors and executive officers as a group (17 persons) (1)	1,203,969	13.2%

* Less than 1%

(1) Includes the following shares of Common Stock which current directors and executive officers have the right to acquire by exercise of options within 60 days of August 18, 2006: Mr. Herbert—132,075 shares; Mr. Reed—8,165 shares; Mr. Bohannon—41,866 shares; Mr. Book—5,665 shares; Dr. Guyer—11,499 shares; Dr. Heller—11,499 shares; Mr. Papesh—9,000 shares; Mr. Parnell—2,965 shares; Mr. Bradley—56,511 shares; Mr. Current—45,496 shares; Ms. Morrical— 41,140 shares; Mr. Kodilla—2,700 shares; Dr. Madden—8,000 shares; Mr. Maltese—23,392 shares; Dr. Mozola—9,000 shares; Dr. Satoh—6,296 shares; all current directors and executive officers as a group—416,369 shares.

(2) Includes 17,074 shares over which Mr. Papesh is considered to have investment power.

Board Meetings and Committees

The Board of Directors of the Company held 7 meetings during the fiscal year ended May 31, 2006. Each of the incumbent directors attended at least 75% of the aggregate of all meetings of the Board and committees of which he was a member held during the period he served on the Board or committee. All Directors attended the 2005 Annual Meeting of Shareholders.

The standing committees of the Board of Directors are the Audit Committee, the Compensation Committee, Stock Option Committee and the Nominating Committee. The Audit Committee, which met 4 times in fiscal year ended May 31, 2006, has responsibilities summarized in the Audit Committee Report on page 14 of this Proxy Statement. The Compensation Committee, which met once during fiscal year ended May 31, 2006, has responsibility for reviewing and approving the Company's executive compensation policies and makes recommendations concerning the Company's employee benefit programs. The Stock Option Committee administers the Company's Stock Option Plan. This committee held 1 meeting during fiscal year ended May 31, 2006.

Each member of each committee is considered to be independent.

The Nominating Committee has responsibility for recommending candidates for election to the Board of Directors. In evaluating and determining whether to nominate a candidate for a position on the Company's Board, the Committee considers the Nominating Committee Charter, see (*http://www.neogen.com/pdf/NomCommitteeCharter.pdf*) and the following criteria, among others, (1) High professionalism, ethics and values (2) relevant management or industry experience, and (3) commitment to enhancing shareholder values. The Committee periodically assesses the size of the Board, whether any vacancies are expected due to retirement or otherwise, and the need for particular expertise on the Board. Candidates may come to the attention of the Committee from current board members, shareholders, corporate officers or other sources. The Committee reviews all candidates in the same manner regardless of the source of the recommendation and will consider nominees recommended by shareholders provided such recommendations are in writing and received by the Company no later than May 9, 2007. Recommendations should be addressed to: Corporate Secretary, Neogen Corporation Board of Directors, Neogen Corporation 620 Lesher Place, Lansing, MI. 48912.

Communication with the Board of Directors

Shareholders may communicate with the Board of Directors of Neogen Corporation, including the Non-Management Directors, by sending an e-mail to *bod@neogen.com* or by sending a letter to Corporate Secretary, Neogen Corporation Board of Directors, Neogen Corporation, 620 Lesher Place, Lansing, MI. 48912. The Corporate Secretary has authority to disregard any inappropriate communication or to take other appropriate actions with respect to any such inappropriate communications. If deemed an appropriate communication, the Corporate Secretary will submit the correspondence to the Chairman of the Board or to any specific director to whom the correspondence is directed.

Audit Committee Financial Expert

The Board of Directors has determined that all Audit Committee Members are financially literate. The Board has also determined that Thomas H. Reed qualifies as an "Audit Committee Financial Expert" as defined by the SEC rules adopted pursuant to the Sarbanes-Oxley Act of 2002.

Executive Compensation

The following table sets forth information regarding compensation paid or accrued by the Company during each of the last three years ended May 31, 2006 for the Company's chief executive officer and the four other most highly compensated executive officers of the Company receiving annual cash compensation in excess of $100,000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary (1)	Bonus	Options Awarded	All Other Compensation (2)(3)
James L. Herbert,	2006	$275,000	$150,000	1,000	$4,100
Chairman, Chief Executive Officer	2005	260,000	125,000	5,000	6,280
	2004	250,000	125,000	75,000	7,187
Lon M. Bohannon,	2006	$175,000	$ 65,000	24,000	$6,371
President, Chief Operating Officer	2005	150,000	50,000	22,000	6,283
	2004	145,000	47,000	42,500	7,872
Richard R. Current,	2006	$141,000	$ 23,000	13,000	$6,642
Vice President, Chief Financial Officer	2005	139,000	21,400	13,000	6,496
	2004	135,000	16,000	23,750	6,196
Edward L. Bradley,	2006	$118,600	$ 17,500	12,000	$4,030
Vice President	2005	115,000	20,000	12,000	3,723
	2004	111,000	35,000	22,500	5,896
Terri A. Morrical,	2006	$121,000	$ 23,000	13,000	$4,522
Vice President	2005	115,000	22,000	12,000	4,622
	2004	110,000	15,000	22,500	5,000

(1) Includes amounts contributed to the Company's 401(k) Retirement Savings Plan and Employee Stock Purchase Plan by the named executive officer.

(2) Consists of matching contributions paid to the Company's 401(k) Retirement Savings Plan and Employee Stock Purchase Plan on behalf of the named executive officer.

(3) Under terms of a deferred compensation agreement, the current value ($695,197 at May 31, 2006) of an annuity owned by the Company is payable to Mr. Herbert or his estate upon death, retirement or termination of employment.

The following table contains information concerning the grant of options under the Company's Stock Option Plan to the named executive officers of the Company during the year ended May 31, 2006. No stock appreciation rights (SARS) were granted during such period.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation at End of Option Term	
Name	Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	5%	10%
James L. Herbert	400(1)	*	$18.41	10/31/10	$ 2,035	$ 4,496
	600(2)	*	18.41	10/31/15	6,947	17,604
Lon M. Bohannon	5,344(1)	3%	18.41	10/31/10	27,181	60,064
	18,656(2)	9%	18.41	10/31/15	215,998	547,382
Richard R. Current	5,143(1)	3%	18.41	10/31/10	26,159	57,805
	7,857(2)	4%	18.41	10/31/15	90,968	230,531
Edward L. Bradley	4,800(1)	2%	18.41	10/31/10	24,414	53,950
	7,200(2)	4%	18.41	10/31/15	83,361	211,254
Terri A. Morrical	5,200(1)	3%	18.41	10/31/10	26,449	58,445
	7,800(2)	4%	18.41	10/31/15	90,308	228,858

(1) Options were granted at fair market value and vest over five years in equal annual installments commencing with the first anniversary of the grant date.

(2) Options were granted at fair market value and vest over three years in equal annual installments commencing with the first anniversary of the grant date.

(3) The assumed annual rates of stock appreciation of 5% and 10% would result in the price of the Company's stock increasing to $29.99 and $47.75, respectively in ten years.

* Less than 1%

The following table sets forth information for the named executive officers with respect to the value of options exercised during the year ended May 31, 2006 and the value of outstanding and unexercised options held as of May 31, 2006, based upon the market value of the Company's Common Stock of $20.40 per share on that date. There were no SARs outstanding or exercised as of or for the year ended May 31, 2006.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

			Number of Unexercised Options at May 31, 2005		Value of Unexercised In-The-Money Options at May 31, 2005 (2)	
Name	**Shares Acquired On Exercise**	**Value Realized (1)**	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
James L. Herbert	58,707	$754,141	99,970	53,726	$895,287	$356,135
Lon M. Bohannon	22,500	319,225	20,744	77,257	134,396	330,264
Richard R. Current	7,500	82,875	30,959	50,541	236,059	240,171
Edward L. Bradley	7,500	83,588	43,063	47,188	369,446	219,044
Terri A. Morrical	7,500	82,875	42,249	49,002	357,508	232,968

(1) Represents the difference between the market price of the Common Stock and the exercise price of the options on the date of exercise multiplied by the number of shares acquired upon exercise.

(2) Represents the difference between the closing market price of Common Stock at May 31, 2006 of $20.40 per share and the exercise price per share of in-the-money options multiplied by the number of shares which could be acquired upon the exercise of all in-the-money options.

Compensation of Directors

The Company does not pay director's fees to any director for attendance at meetings of the Board or standing Committees. All non-employee directors are granted non-qualified options to purchase 5,000 shares of Common Stock when first elected to the Board of Directors and non-qualified options to purchase 2,000 shares of Common Stock upon subsequent election to, or commencement of annual service on, the Board of Directors. The options expire ten years after the date of grant and vest over three years in equal annual installments commencing with the first anniversary of the date of grant. All directors are eligible to receive reimbursement for all ordinary travel expenses related to attendance at Board or committee meetings.

COMPENSATION AND STOCK OPTION COMMITTEE'S REPORT ON EXECUTIVE COMPENSATION

General. The Compensation Committee's overall compensation policy applicable to the Company's executive officers is to provide a compensation program that is intended to attract and retain qualified executives for the Company and to provide them with incentives to achieve Company goals and increase shareholder value. The Compensation Committee implements this policy through establishing salaries and bonuses. The Compensation Committee's current policy does not provide significant pension or other retirement benefits for the Company's employees.

Salaries. The Compensation Committee's policy is to provide salaries that are generally similar to those of similar executive officers in similar companies. The Compensation Committee determines comparable salaries through discussions with candidates for such positions, Company research and independent surveys concerning the salaries paid by similar companies.

Performance Bonuses. The payment of bonuses to executive officers is directly related to their achievement of corporate and individual performance goals established at the beginning of the year. The amount of the bonus paid, if any, varies among the executive officers depending on their success in achieving individual performance goals and on their contribution to the achievement of corporate performance goals.

Stock Options. Stock options are awarded by the Stock Option Committee of the Board of Directors. The Stock Option Committee's policy is to award stock options to the Company's officers in amounts reflecting the participant's position and ability to influence the Company's overall performance. Options are intended to provide participants with an increased incentive to make contributions to the long-term performance and growth of the Company, to join the interests of participants with the interests of shareholders of the Company and to attract and retain qualified employees. The Stock Option Committee's policy has been to grant options with terms of five to ten years to provide a long-term incentive and to fix the exercise price of the options at the fair market value of the underlying shares on the date of grant. As a result, such options will only have value if the price of the underlying shares increases.

Fiscal 2006 Compensation Decisions Regarding James Herbert. The compensation of James L. Herbert, Chairman and Chief Executive Officer, is recommended by the Compensation Committee to the Board of Directors based on the Committee's knowledge of the level necessary to enable the Company to remain competitive and retain top management.

In addition, Mr. Herbert's compensation is based on the Committee's subjective assessment of his progress toward achieving Company goals and objectives pertaining to the development and marketing of products dedicated to food and animal safety. Particular consideration is given to progress toward enhancing long-term shareholder value that includes overall growth in sales and operating and net income for the Company's most recent fiscal year.

Incentive compensation payments to Mr. Herbert are made partially in the form of cash intended to reward Mr. Herbert for achievement of individual and corporate objectives, partially in the form of stock options, intended to provide Mr. Herbert with increased incentive to focus on long-term performance growth of the Company that will enhance shareholder value, and partially in the form of contributions to an annuity owned by the Company and payable to Mr. Herbert or his estate upon death, retirement or termination of employment.

Mr. Herbert did not participate in the approval of his own compensation, but did participate in discussion of the Company's performance for fiscal 2006 and the determination of bonuses for other executive officers of the Company.

By the Compensation Committee

Herbert Doan (Chairman)(1)
Jack C. Parnell
Leonard E. Heller

By the Stock Option Committee

G. Bruce Papesh (Chairman)
Herbert D. Doan(1)
Robert M. Book

(1) Mr. Doan died on May 17, 2006

AUDIT COMMITTEE REPORT

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the Company's financial matters. The Board of Directors has adopted and approved a charter for the Audit Committee. Under the charter, the duties and responsibilities of the Audit Committee include:

1. Directly appoint, retain compensation, evaluate and terminate the Company's Independent Auditors.
2. Oversight of the Company's Independent Auditors.
3. Review and discussion of the Company's financial controls, accounting policies and answer financial statements.
4. Compliance and regulatory oversight responsibilities including related party transactions and the Company's compliance system.

At the Board of Directors meeting on October 13, 2005, Mr. Thomas H. Reed, Mr. Robert M. Book and Dr. Gordon E. Guyer were reappointed as committee members. Mr. Reed was appointed as Audit Committee chairman.

Following is the report of the Audit Committee:

The Audit Committee selected Ernst & Young (E&Y) as the Company's independent Registered Public Accounting Firm for the year ended May 31, 2006. The Audit Committee discussed with E&Y its independence from the Company and management, including the matters in Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

Additionally, consideration was given to whether non-audit services provided by E&Y were compatible with maintaining the auditors' independence.

Without management present the Audit Committee met separately with E&Y to review the results of the audit, its evaluation of the Company's internal controls and the quality of the Company's accounting and financial reporting. The Committee reviewed and discussed the Company's audited financial statements with management and E&Y. Management and E&Y represented that the Company's audited financial statements were fairly stated in accordance with generally accepted accounting principles. Additionally, the matters covered by Statement on Auditing Standards No. 61 (Communications with Audit Committees) were discussed with E&Y.

Following these actions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended May 31, 2006 for filing with the United States Securities and Exchange Commission.

By the Audit Committee

Thomas H. Reed (Chairman)
Dr. Gordon E. Guyer
Robert M. Book

Stock Performance Graph

The following line graph compares for the fiscal years ended May 31, 2002, 2003, 2004, 2005 and 2006: (i) the yearly cumulative total shareholder return on the Company's common stock with (ii) the cumulative total return of the NASDAQ Non Financial Index and with (iii) a Peer Group Index. The Peer Group consists of Strategic Diagnostics Corporation, Idexx Laboratories, Inc., Meridian Biosciences Inc., ImmuCell Corporation, and Embrex, Inc.


COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
Neogen Corporation, Peer Group and NASDAQ Non Financial Index
Fiscal Year End May 31
$300
$250
$200
$150
$100
$50
$0
Neogen Corporation
Peer Group
NASDAQ Non Financial Index
2001
2002
2003
2004
2005
2006

	2001	2002	2003	2004	2005	2006
Neogen Corporation	$100.00	$116.06	$126.14	$149.91	$137.13	$193.19
Peer Group	$100.00	$142.04	$128.03	$165.27	$174.77	$210.51
NASDAQ Non Financial Index	$100.00	$42.90	$72.90	$90.20	$98.90	$98.90

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (SEC) initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten-percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with during the two fiscal years ended May 31, 2006. As of the date hereof the Company is not aware of any failures to file a required report or to file such report on a timely basis.

OTHER MATTERS

Independent Registered Public Accounting Firm

Ernst & Young LLP (E&Y) has been Neogen Corporation's independent registered public accounting firm since 2003. There were no disagreements or reportable events with E&Y following its appointment.

E&Y has reported on the consolidated financial statements included in the Annual Report of the Company that accompanies this proxy statement. The Company's independent registered public accounting firm is appointed by the Audit Committee of the Board of Directors. Representatives of E&Y are expected to be present at the Annual Meeting of Shareholders and will be available to respond to appropriate questions and will have an opportunity to make a statement at the meeting if they so desire.

Fees for Audit and Other Services

During the years ended May 31, 2006 and 2005, E&Y billed Neogen for its services as follows:

Audit Fees: Fees for audit services totaled $411,000 in 2006 and $220,000 in 2005, including fees incurred for the annual audit of Company's consolidated financial statements, internal control over financial reporting, interim reviews of quarterly financial information, audit procedures related to registration statements filed with the Securities and Exchange Commission, and consultations concerning accounting matters associated with the annual audit.

Audit Related Fees: Fees for audit-related services totaled $-0- in 2006 and $2,000 in 2005. Audit-related fees consist of fees for services associated with accounting consultations that are not related to the annual audit.

Tax Fees: No fees associated with tax matters were incurred with the principal auditing firm in 2006 or 2005.

All Other Fees: There were no other fees incurred with the principal auditing firm in 2006 or 2005.

Other Proposals

Neither the Company nor its Board of Directors intends to bring before the Annual Meeting any matters other than those set forth in the Notice of Annual Meeting, and they have no present knowledge that any other matters will be presented for action at the Meeting by others. However, if any other matters properly come before such Meeting, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their best judgement.

ANNUAL MEETING OF SHAREHOLDERS OF

NEOGEN CORPORATION

October 12, 2006

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

I. ELECTION OF DIRECTORS

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
- ○ Lon M. Bohannon
- ○ A. Charles Fischer
- ○ Gordon E. Guyer

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

PROXY

NEOGEN CORPORATION

Annual Meeting of Shareholders - October 12, 2006

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Thomas H. Reed and James L. Herbert, and each of them with full power to appoint his substitute, attorneys and proxies to represent the shareholder and to vote and act with respect to all shares that the shareholder would be entitled to vote on all matters which come before the annual meeting of shareholders of Neogen Corporation referred to on the reverse side and at any adjournment of that meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. IF THIS PROXY IS PROPERLY EXECUTED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATIONS ARE MADE, THE SHARES WILL BE VOTED FOR THE PROPOSAL ON THIS PROXY. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN THE DISCRETION OF THE PROXY HOLDERS ON ANY OTHER MATTER, INCLUDING SUBSTITUTION OF DIRECTOR NOMINEES, WHICH MAY COME BEFORE THE MEETING.

(Continued and to be signed on the reverse side)

ANNUAL MEETING OF SHAREHOLDERS OF

NEOGEN CORPORATION

October 12, 2006

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

I. ELECTION OF DIRECTORS

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
- ○ Lon M. Bohannon
- ○ A. Charles Fischer
- ○ Gordon E. Guyer

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ______ Signature of Shareholder ____________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

PROXY

NEOGEN CORPORATION

Annual Meeting of Shareholders - October 12, 2006

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Thomas H. Reed and James L. Herbert, and each of them with full power to appoint his substitute, attorneys and proxies to represent the shareholder and to vote and act with respect to all shares that the shareholder would be entitled to vote on all matters which come before the annual meeting of shareholders of Neogen Corporation referred to on the reverse side and at any adjournment of that meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. IF THIS PROXY IS PROPERLY EXECUTED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATIONS ARE MADE, THE SHARES WILL BE VOTED FOR THE PROPOSAL ON THIS PROXY. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN THE DISCRETION OF THE PROXY HOLDERS ON ANY OTHER MATTER, INCLUDING SUBSTITUTION OF DIRECTOR NOMINEES, WHICH MAY COME BEFORE THE MEETING.

(Continued and to be signed on the reverse side)

14475

THE MISSION OF NEOGEN CORPORATION
IS TO BE THE DOMINANT COMPANY IN THE
DEVELOPMENT AND MARKETING OF SOLUTIONS
FOR FOOD AND ANIMAL SAFETY.

NEOGEN®
CORPORATION

[illegible] Lesher Place, Lansing, MI 48912
Phone: 517/372-9200 • Fax: 517/372-0108
E-mail: neogen-info@neogen.com
Web: www.neogen.com • NASDAQ: NEOG